OPNET Technologies, Inc.



2009 ANNUAL REPORT

OPNET®
Making Networks and Applications Perform®

CORPORATE PROFILE



OPNET Technologies, Inc. is a leading provider of solutions for managing networks and applications. Our solutions address application performance management; network engineering, operations, and planning; and network R&D.

Organizations rely on networks and enterprise software applications to successfully execute their strategies. As the dependency on networked applications has grown, so have demands for high performance and availability. At the same time, the size and complexity of the IT infrastructure has increased commensurately. Due to all of these factors, businesses and government entities confront significant challenges related to the cost, risk, and performance of IT.

Traditional application and network management solutions focus on data collection and monitoring. These solutions typically report on historical trends and status of networks or systems. While this information can be useful in managing IT assets and in identifying certain performance problems, it is frequently insufficient to point to the actual cause of these problems. OPNET differentiates itself from other management solutions by providing deep data collection, monitoring, and advanced analytics. OPNET solutions collect highly detailed data, and provide analysis that dramatically accelerates problem resolution and also permits problem prevention.

Continuing its tradition as a leading technology innovator, OPNET is extending the state of the art in Application Performance Management by developing solutions that provide an "end-to-end" perspective. For the first time, a single vendor is providing deep analysis of application performance from the network perspective, as well as the end-system (e.g., server or client) perspective. Integrating views of application performance from these simultaneous perspectives provides a significantly improved ability to solve performance problems and to coordinate troubleshooting across different "silos" in the IT organization.

OPNET's software solutions generate return on investment for a broad customer base, including corporate and government enterprises, network service providers, defense agencies, and network equipment manufacturers. These organizations rely on OPNET software to improve operational effectiveness through higher availability and performance, accelerate the deployment of strategic applications and services, reduce IT operating and capital costs, manage risk associated with growth and change, and increase productivity.

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate", "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed in our Annual Report, on Form 10-K filed with the Securities and Exchange Commission on June 5, 2009 under "Risk Factors," as well as any cautionary language in this Annual Report, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should also carefully review the risks outlined in other documents that we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q that we will file in fiscal 2010.

The forward-looking statements provided in this Annual Report represent our expectations as of July 29, 2009. We anticipate that subsequent events and developments will cause our expectations to change. However, while we may elect to update this forward-looking information at some point in the future, we specifically disclaim any obligation to do so. This forward-looking information should not be relied upon as representing our expectations as of any date subsequent to July 29, 2009.

CORPORATE HIGHLIGHTS

Annual Revenue
(in Thousands)


$ 122,879
$95,130
$101,346
$76,115
2006
2007
2008
2009

Annual Diluted Earnings per share


$0.38
$0.23
$0.10
$0.03
2006
2007
2008
2009

Fiscal 2009 Operating Margins
Fiscal Year 2009


9.6%
9.0%
3.1%
Q4
Q1
Q2
Q3
-1.7%

Fiscal 2009 Diluted Earnings (Loss) per Share
Fiscal Year 2009


$0.10
$0.10
$0.04
$ (0.00)
Q1
Q2
Q3
Q4

OPNET Partners with Riverbed®, Delivers Unique Capabilities for Managing Networks

In June 2008, OPNET and Riverbed Technology announced their intention to deliver unparalleled capabilities for real-time monitoring and troubleshooting of wide area network (WAN) applications accelerated by Riverbed. WAN optimization devices accelerate the performance of applications that are accessed over a wide area network, and have become increasingly popular among IT organizations.

The announcement was followed a few months later by the introduction of new one-of-a kind analysis capabilities in ACE Analyst™ for organizations deploying WAN optimization devices from vendors including Riverbed Technology, Cisco Systems, and Juniper Networks. The techniques that are applied by these types of devices obscure the actual application behavior over the network, making it more difficult to troubleshoot performance problems. ACE Analyst software restores the end-to-end visibility of application transactions that traverse networks employing WAN optimization.

In December 2008 OPNET, with Riverbed Technology, announced ACE Live™ on RSP, a software version of the ACE Live appliance that runs on the Riverbed Steelhead® device. This industry first enables organizations to achieve enhanced application performance management in WAN-optimized environments with no additional equipment at the branch office, providing greater ROI on their capital investment.

OPNET Introduces NetMapper™ for Automated Network Diagramming

In June 2008, OPNET introduced NetMapper, a diagramming solution that automates the entire process from end-to-end to produce professional quality network drawings. Maintaining current network diagrams is a significant challenge for network managers due to the inherent complexity of modern data networks and the high frequency of changes. NetMapper is the industry's first solution to incorporate physical and logical connectivity as well as detailed configuration information into network diagrams. NetMapper's diagrams also include a vast amount of configuration information that is hyper-linked to the graphical elements, enabling network engineers to rapidly and intuitively access a content-rich, up-to-date representation of the network that supports troubleshooting, auditing, and change planning. NetMapper diagrams are generated in the popular Microsoft Visio® format. OPNET is also participating in Microsoft's Visio Toolbox Partner Program.

OPNET Delivers Management for Virtualization, Supporting Major Industry Trend

Virtualization is arguably the most significant IT trend in recent years. With the introduction of more powerful servers, increasing numbers of virtual servers are being consolidated onto fewer platforms. While this offers significant benefits, virtualization also results in greater complexity and a need for new application performance management functionality.

Strategic new capability was delivered in OPNET Panorama® in fiscal year 2009, with support for VMWare® virtualized server environments, providing insight into physical resource consumption. This complements IT Guru Systems Planner's ability to plan virtual server deployments with critical support for production environments.

ACE Live® 4100 Introduces Innovative Solution for Performance Data Storage

OPNET introduced a new model of the ACE Live appliance in fiscal year 2009 with capabilities that are particularly valuable for organizations that need to retain raw application performance data for long periods of time. The ACE Live 4100 features Targeted Forensic Archiving, an intelligent, efficient mode of data capture and storage that facilitates root cause analysis of application performance problems with lower cost of ownership than traditional modes of packet data storage. The 4100 also offers very large data storage capacity, and high speed interfaces that operate at 10 Gigabits per second.

OPNET Panorama Addresses Pervasive Cause of Application Performance Problems

OPNET Panorama was enhanced with new capabilities for memory analysis and real-time memory leak troubleshooting. Memory leaks are a common source of performance problems in business applications, and are typically very difficult to detect and diagnose. Panorama addresses this by detecting memory leaks in real-time. This "always on" feature is delivered as a standard product capability, unlike other vendor solutions that often require add-on modules that are run selectively in the event of a problem, and consequently are less effective in proactively addressing memory leak problems.

OPNET Hosts 12th Annual OPNETWORK® Technology Conference

OPNET hosted OPNETWORK 2008, its annual technology conference, August 25 – 29 at the Ronald Reagan Building in Washington, D.C. Approximately 1,800 attendees participated in over 775 hours of presentations, round-table discussions, hands-on training, and demonstrations provided by OPNET and industry experts. This was the 12th edition of the event, which focuses on managing application and network performance.

LETTER TO SHAREHOLDERS


OPNET
NASDAQ Listed [OPNT]
04:04:50

Marc A. Cohen and Alain J. Cohen

Dear Shareholders,

Fiscal 2009 was a year of significant growth and change for our company. OPNET continued its broad initiative to expand its activities in the Application Performance Management (APM) sector. The result of these efforts was apparent in our sales performance, as revenue grew 21.2% over the prior fiscal year, while operating expenses grew by only 8.4%. Our revenue growth and earnings came primarily in the first two quarters of the fiscal year, as the third and fourth quarters were significantly impacted by the worldwide economic downturn.

OPNET's strategic initiatives in fiscal 2009 included significantly increasing the portion of our sales force that is focused on selling APM solutions. Similarly, we dramatically expanded our network of sales partners and independent resellers, both in the US and overseas. Our Marketing efforts have also increased with an emphasis on reaching the enterprise customer base to communicate our message of end-to-end application performance management. Sales of APM solutions now account for over 60% of OPNET's license revenue and are continuing to grow as a percentage of our overall business. During the fiscal year, OPNET added more than 150 new enterprise customers.

OPNET focuses on developing and bringing to market solutions based on analytics. Our hardware and software solutions gather data from the IT infrastructure by numerous means, including: through the network; on the server; and even deep within applications while they are running in live production environments. Next, our analytical software processes the vast quantities of collected data to derive and present actionable information in order to meet the needs of various constituents in the organization. OPNET software provides reports and dashboards that are designed to be used by help desk staff, administrators in the operations center, and technical staff responding to a problem to identify its root cause. Our solutions also present information that is valuable to "application teams" and "performance teams" who are responsible for the health and efficiency of applications, as well as to "application owners" who represent business units that rely on an application to support their operations.

OPNET's analytics allow our customers to adopt a more proactive approach to monitoring their infrastructure in real time with software that alerts administrators to anomalous behavior. Our customers are able to troubleshoot and resolve problems faster by finding relationships among key system components whose behaviors are changing. OPNET solutions automatically retain and highlight forensic data to support root-cause analysis. Further, our solutions permit users to detect and correct security problems, unify and visualize performance data from complex IT environments, and more effectively test, plan and optimize networks, systems, and applications in order to meet service level requirements.

We believe that there is a rapidly growing need for solutions that accelerate and automate the activities surrounding the deployment, monitoring, and rapid problem resolution for enterprise applications. OPNET has strategically positioned itself in the market for such solutions with a suite of products that provides both breadth in terms of the variety of infrastructure components, and depth in terms of the fine-grained data that we collect and analyze, and the powerful ability of our software to extract useful information. We believe that our results in fiscal 2009 demonstrate that this strategy is generating growth for OPNET.

During fiscal 2009 we also increased deferred revenue by 8.7% to $33.1 million, generated cash flow from operations of $12.1 million, maintained a strong balance sheet with no debt, and invested 25.1% of our total revenue into research and development. Despite the economic downturn, we grew operating margin to 5.2% from negative 3.4% in fiscal 2008. We believe our expanded presence in the APM sector has OPNET well positioned for long-term growth in revenue and profitability.

None of this would have been possible without the dedication and hard work of our staff and their successful track record of continuous innovation. In the last year, we filed 15 patent applications, further building on our base of intellectual property and extending barriers to entry.

In summary, fiscal 2009 was a year of significant accomplishments for OPNET. We believe that we are uniquely positioned to be a leading, global provider of analytics in a market where growth is driven by increasing infrastructure complexity, more stringent performance demands, and a need for greater automation.

We would like to thank all the employees of OPNET, our customers, and our shareholders for their commitment to our solutions and belief in our vision.

Marc A. Cohen
Chairman and Chief Executive Officer

Alain J. Cohen
President and Chief Technology Officer

Solution Portfolio:

APPLICATION PERFORMANCE MANAGEMENT

The end-to-end performance of enterprise applications depends on complex interactions among application software, servers, and network infrastructure. Furthermore, the infrastructure that supports applications is becoming more complex and distributed due to trends such as virtualization, service-oriented architectures, and cloud computing. Effective application performance management requires a holistic view that encompasses these multiple perspectives. Application performance management is needed throughout the application lifecycle, beginning with development and QA, and continuing through deployment and operations. A comprehensive strategy requires analytics that enable both proactive prevention of problems and rapid troubleshooting. Key capabilities include the ability to:

> Monitor and alert on all transactions in a production environment.

> When problems occur, perform triage among infrastructure components to indicate where to investigate further.

> Quickly find the root cause of performance problems, on the network, on the servers, or within application code.

> Manage the convergence of voice and data on the same network.

> Predict the impact of deployments on the existing network and applications.

OPNET's Application Performance Management (APM) solutions ensure that applications will perform effectively in production, that systems have adequate capacity to support them, and that networks that deliver application functionality can meet service level objectives. OPNET's solutions provide an end-to-end approach to application performance management.



ACE Live™ is an appliance-based solution that spans monitoring, measurement, and detection of application performance violations. It provides complete visibility of transactions and users across the enterprise, with detailed real-time and historical information about end-user response times, utilization, route quality, ISP performance, and traffic patterns. On-board analytics break down application response time, identifying which parts of the infrastructure are contributing most to delays. Data is automatically summarized according to applications and user-defined business groups (e.g., departments, campuses, etc.), so that results are presented in a way that is meaningful to the business. ACE Live is offered in a variety of models, including hardware appliances for data centers and large campuses, software appliances running within VMware® virtualized servers, and an embedded version for Riverbed Steelhead® devices.

ACE™ Analyst provides effective performance management throughout the application life cycle. ACE Analyst embeds expert knowledge about how applications, servers, and networks interact, providing a comprehensive understanding of the end-to-end performance of networked applications. Its powerful, intuitive analysis environment enables application pre-deployment certification, validates planned changes, and accelerates troubleshooting performance problems in production applications. The combination of ACE Live and ACE Analyst enables IT organizations to detect performance issues, perform triage across all transactions, and pinpoint and remedy specific issues before they severely affect business operations.

ACE™ Enterprise Management Server (EMS) enables enterprise-wide, centralized control of application packet capture agents deployed throughout the infrastructure. In addition to supporting all aspects of packet capture via a web interface, ACE EMS provides a portal for end-users to report application problems (e.g., availability, errors, response time, etc.). When end-users report application problems via ACE EMS, a "snapshot" of the relevant data is captured so that IT staff can access the traces via EMS at a later time in order to perform forensic analysis.

OPNET Panorama® delivers comprehensive performance management for critical applications throughout the application lifecycle. Panorama can provide valuable analysis for any type of application, but excels in particular in Java or .NET environments. It continuously monitors thousands of system and application metrics within each server, across all application tiers, and automatically spots performance anomalies. Panorama uses unique technology to provide deep instrumentation with very low overhead on the host system. Its patented correlation technology automatically detects patterns in metrics and events, identifying cause-and-effect relationships and pinpointing symptoms that might otherwise go undetected. Panorama provides deep visibility into application code, enabling root-cause analysis and rapid problem remediation.

IT Guru® Systems Planner enables capacity planning for servers and mainframes. It analyzes system configurations and workloads, and predicts the impact of new application deployments, changes in workload profiles, and growth in the number of users. IT Guru Systems Planner automates performance planning to predict how utilization, transaction rates, and hardware configurations will affect response time. It presents server virtualization scenarios, assesses capacity of host systems for guest machines, and predicts the capacity required to achieve SLAs.

Solution Portfolio:

NETWORK ENGINEERING, OPERATIONS, & PLANNING

Network engineers who manage complex and constantly changing networks are responsible for the infrastructure that supports business-critical services and applications. Our customers rely on our solutions to ensure high performance and availability. Key capabilities include the ability to:

- Validate network configuration changes prior to deployment.
- Increase security and operational integrity with scheduled network audits.
- Optimize network performance through traffic engineering and capacity "right-sizing."
- Ensure network survivability, predicting the impact of failing nodes, links, or resource groups.
- Accelerate new service deployments, technology migrations, and data center consolidations.
- Unify disparate views of the network and its components across tools that operate in "silos."
- Understand and visualize the state of the production network and proactively detect and resolve operational issues.
- Automatically produce network diagrams to demonstrate regulatory compliance, accelerate network troubleshooting, and manage network assets efficiently.



IT NetMapper™ and **SP NetMapper™** automatically produce detailed, comprehensive, engineering-quality, and up-to-date network diagrams in the popular Microsoft Visio® format. NetMapper eliminates the burdensome effort associated with manually diagramming the network, improving timeliness, accuracy, and usefulness of diagrams.

IT Sentinel® and **SP Sentinel®** ensure network integrity, compliance, and security for enterprises and service providers. Sentinel performs automated, systematic, network-wide configuration audits of the production network, identifying errors and mis-configurations that can impact network availability, performance, and security. Sentinel detects unexposed problems, and proactively notifies staff of critical errors.

OPNET nCompass™ for Enterprises and **OPNET nCompass™ for Service Providers** provide a unified, graphical visualization of large, heterogeneous production networks, including devices, their connectivity and status, and live traffic. nCompass unifies data from a wide range of network management systems, providing consolidated views for more intuitive and productive navigation and analysis. nCompass's geographical network dashboard is dynamically updated with real-time operational information. Third-party tools can be launched from its console for deeper drill-down and assisted troubleshooting.

IT Guru® Network Planner automates analysis and planning of multi-layer, multi-vendor networks. Organizations can accurately plan for growth, consolidation, technology migration, and new application deployments, including Voice-Over-IP (VoIP), Virtual Private Networks (VPNs), and IPv6. Exclusive OPNET algorithms automatically suggest optimizations for the network in terms of capacity and configuration to meet traffic growth projections, and achieve performance and survivability.

SP Guru® Network Planner provides additional network planning and design capabilities to meet the unique requirements of network service providers, enabling them to accelerate new service deployment and maximize return on network investments. SP Guru Network Planner automatically performs traffic engineering for MultiProtocol Label Switching (MPLS) networks, and optimizes Quality of Service (QoS) for offerings such as VoIP.

SP Guru® Transport Planner enables service providers and network equipment manufacturers to design resilient, cost effective optical and SONET networks. It performs "what if" analyses for a wide variety of transport network architectures, technologies, and design scenarios, featuring unique multi-layer network presentation and optimization and design capabilities. SP Guru Transport Planner integrates with SP Guru Network Planner to optimize capacity and survivability across the optical transport and packet layer networks, including IP and MPLS.

Solution Portfolio:

NETWORK R&D

Network R&D organizations rely on OPNET software to boost productivity, improve product performance and quality, and accelerate time-to-market for fixed and wireless communication technologies. Key capabilities include the ability to:

> Optimize proprietary wireless protocols and technologies.

> Test and demonstrate technology designs in realistic scenarios before production.

> Increase network R&D productivity and accelerate time-to-market.



OPNET Modeler® accelerates the R&D process for analyzing and designing communication networks, devices, protocols, and applications. Users can analyze simulated networks to compare the impact of different technology designs on end-to-end behavior. Modeler incorporates a broad suite of protocols and technologies, and includes a development environment to enable modeling of all network types and technologies.

Modeler Wireless Suite provides high fidelity modeling, simulation, and analysis of a broad range of wireless networks. Technology developers leverage advanced simulation capabilities and rich protocol model suites to design and optimize proprietary wireless protocols, such as access control and scheduling algorithms. Simulations incorporate motion in mobile networks, including ground, airborne, and satellite systems. Modeler Wireless Suite supports any network with mobile devices, including cellular, mobile ad hoc networks, wireless LAN, and satellite.

Modeler Wireless Suite for Defense supports the unique R&D requirements of the defense community, including research and development of network protocols and architectures crucial to Network-Centric Warfare implementations. Three-dimensional displays of network simulations incorporate topology, node relationships, and performance statistics, overlaid on a realistically rendered terrain. Modeler Wireless Suite for Defense enables analysis and prediction of communications effects in the theater of operations.

Case Studies

Emerson Climate Technologies Utilizes ACE Live and ACE Analyst for Complete Insight into the Network

Emerson Climate Technologies is the world's leading provider of heating, air conditioning, and refrigeration solutions for residential, industrial, and commercial applications. It is a business segment of Emerson, a diversified global manufacturing and technology company ranked 111 in the Fortune 500. Emerson Climate Technologies's innovative solutions improve human comfort, safeguard food, and protect the environment.



The IT organization at Emerson Climate Technologies is responsible for maintaining hundreds of servers and dozens of critical applications. Currently, the IT team is managing the implementation of Oracle applications at plants around the world in a project to replace legacy mainframe systems. Ensuring good application performance and providing a positive user experience is critical during the deployment of these business-critical applications.

Emerson Climate Technologies uses solutions from OPNET to troubleshoot poor performing applications and determine the source of performance issues. The IT team can easily identify "bandwidth hogs" and other issues, and resolve them within minutes. Prior to implementing OPNET, Emerson Climate Technologies had no way to easily identify what was causing degradation in network performance. With ACE Live, alerts are produced automatically and the IT team is notified when pre-defined SLAs for response time are violated. Then ACE Live's seamless integration with ACE Analyst enables the team to quickly isolate the problem transaction and troubleshoot the root-cause of the problem. ACE Analyst embeds expert knowledge about network protocols and application behavior as seen from a network perspective, providing a comprehensive understanding of the end-to-end performance of networked applications. Its powerful, intuitive analysis environment enables application pre-deployment certification, validates planned changes, and accelerates troubleshooting performance problems in production applications.

Emerson Climate Technologies has implemented six ACE Live appliances throughout the data center, with the ACE Live Rover software appliance used to troubleshoot issues in remote locations. The Rover was able to identify a large back-up running during normal work hours at a St. Louis plant and enabled the team to resolve the issue very quickly. Prior to OPNET, it might have taken the team days to determine the cause of the problem using "old-fashioned" tools and techniques.

"Insight into the network, to see what's really going on, is the key to the OPNET solution. ACE Live enables me to respond quickly to slow performing applications before the end-user is affected, and ACE Analyst provides insight into the root-cause so that my team can respond to issues within minutes. With OPNET's ACE Live and ACE Analyst, I know exactly what's going on in the network with just a few clicks of the mouse."

Sammie Bush
Network Analyst
Emerson Climate Technologies

Case Studies

Lehigh Valley Health Network Utilizes ACE Live, ACE Analyst, and OPNET Panorama for End-to-End Application Performance Management

Lehigh Valley Health Network (LVHN), located in eastern Pennsylvania, has been noted as one of "America's Best Hospitals" in US News & World Report Magazine for the past thirteen years. Their 9,500 employees are committed to teamwork and understand the value of technology in providing superb patient care. LVHN is the first health system in the country to adopt a "continuous improvement" initiative.

The mission of the Information Systems (I/S) department is to create a digital health network to support the continuous improvement initiative and enhance patient care. In the last ten years, LVHN implemented a digital electronic medical records system, a computer physician order entry application, and bar code technology that matches patients with prescription medication over its wireless network. The I/S department is expected to ensure 100% network availability to deliver these critical applications.



LVHN turned to OPNET to support its mission and "do more with less." Prior to OPNET, the time to capture and analyze a packet trace and report on the cause of application delays typically took an entire day. During an initial product demonstration, LVHN immediately recognized the potential of ACE Analyst to greatly accelerate troubleshooting and purchased the product the very next day. Richard Fronheiser, I/S Manager states, "Now I am able to determine the root-cause of poor performance and generate an automated diagnostic report in about 30 minutes. My staff has realized a 70% reduction in troubleshooting time with ACE Analyst."

LVHN then decided to replace its existing network monitoring software and purchase ACE Live for real-time end-user experience and application performance monitoring. LVHN installed ACE Live appliances at the data center, at the helpdesk, and at each of its three hospitals to gain visibility across the entire network. ACE Live enables the I/S team to find problems very quickly - often before end-users are affected. ACE Live's historical data and rich metrics enable Fronheiser and his team to analyze past network and application behavior. Actionable reporting and detailed metrics enabled them to justify the ACE Live investment to management.

"ACE Live and ACE Analyst solve about 90% of the performance problems that we are seeing," states Fronheiser.

LVHN recently acquired OPNET Panorama to monitor and troubleshoot application performance at the component level. Panorama provides visibility into system and database performance, along with method-level visibility into application code, enabling rapid root-cause analysis of issues that originate within the server tier. LVHN plans to implement Panorama to monitor and rapidly troubleshoot application and database performance for five critical applications.

"OPNET provides end-to-end visibility into application performance from both the network and the application perspective. With any task, you need the right tool to get the job done quickly and efficiently and we have found the right tools with ACE Live, ACE Analyst, and Panorama. We continue to purchase solutions from OPNET because of their integrated APM approach and their focus on customer feedback."

Richard Fronheiser
Technology Manager (Simulation and Modeling)
I/S Manager
Lehigh Valley Health Network

Case Studies

Datang Mobile
Uses OPNET Modeler to Validate 3G Network Device Designs Before Production

Datang Mobile Communications Equipment Co., Ltd is a leading telecommunications equipment manufacturer in China. Datang Mobile has taken an active role in developing and promoting the Time Division-Synchronous Code Division Multiple Access (TD-SCDMA) standard for 3G mobile communications. They deliver high-quality mobile communication products to the market, contributing significantly to the development of China's communications industry.

Datang Mobile uses OPNET Modeler to model the entire TD-SCDMA network architecture, from the physical layer up to the applications layer, to study network performance under various conditions. Modeler's large open-source protocol library and ability to import real traffic data into the simulation enable Datang Mobile to validate its network equipment designs extensively and quickly prior to going into production.

"We have been using OPNET Modeler to design TD-SCDMA network devices for more than seven years. Modeler provides unparalleled support for high-fidelity network modeling and scalable wired and wireless simulations. By validating our device designs in Modeler we are able to deliver state-of-the-art equipment to the market quicker and at a lower cost."

Bi HaiZhou
Assistant to GM
Systems & Standards Department
Datang Mobile Communications Equipment Co., Ltd.



JGC Corporation
Enhances Application Performance with OPNET



JGC Corporation is a leading builder of gas processing and liquefied natural gas plants worldwide. Founded in 1928 as Japan's first engineering contractor, JGC has since worked on more than 20,000 projects in almost 70 countries.

JGC's Information Technology Department designs and operates several types of secure networks that link more than 60 offices all over the world. Their present goal is to understand how their in-house applications can be optimized to support project sites located in some of the most remote locations of the globe. JGC believes that optimizing the network is the key to ensuring maximum availability, integrity, and confidentiality of information—directly impacting the project performance and quality they require.

JGC Addresses End-to-End Application Performance Management with OPNET

JGC uses OPNET for application performance management. Before they introduced OPNET's ACE Analyst for better end-to-end visibility for analysis and troubleshooting of their applications, the IT Department had difficulty demonstrating the rationale and effectiveness of their internal infrastructure proposals to other JGC sections. Of key value to JGC are OPNET's intuitive and professional quality reports, which have made their internal authorization process much easier and faster.

OPNET's ACE Analyst is not limited to expediting JGC's internal authorization process, but also enables faster troubleshooting. When they experienced a serious delay in their application performance for transactions between their Pakistan office and the main data center at their Japan headquarters, satellite bandwidth was believed to be the root cause of this delay. However, when they performed a deeper analysis with OPNET's ACE Analyst, they found that the real cause of the problem was actually the transmission delay that is inherent in satellite communications.

Based on this result, JGC's IT Department recommended switching to optical fiber cable rather than increasing the bandwidth of their satellite link. The proposed solution proved to be successful. Others in the company were very impressed by how effectively OPNET's solution uncovered the real cause of the problem and helped them address it. Tomohiro Uchino, Principal Network Administrator for JGC stated, "This is just one example of our successful uses of OPNET. We have been able to shorten the time for troubleshooting across the board for our applications."

OPNET Enables Cost-Effective Infrastructure Planning

JGC also utilizes OPNET for infrastructure planning. In order to effectively establish and operate project networks in a wide variety of locations and conditions, JGC monitors application system behavior over unstable connections such as satellite links and the Internet. In Pakistan and Indonesia, they succeeded in reducing the response time of their applications by approximately 75%, primarily as a result of traffic analysis within IT Guru® Network Planner. In doing so, the productivity of hundreds staff at remote sites was improved sharply, enabling their remote sites to more substantially contribute to the company's recent successes.

OPNET Delivers Broad Value for JGC

JGC uses OPNET to manage application performance, plan network infrastructure, and to ensure consistency and reliability for thousands of staff across the enterprise network. JGC continues to design communication environments for some of the most remote regions of the world, from the Sahara desert to the jungles of Papua, New Guinea. A primary goal is to deeply understand each of JGC's application systems and produce guidelines for its use in such environments. Network devices will likewise be standardized and optimized using the knowledge gained from OPNET products.

Considering these successful use cases, Tomohiro Uchino believes that OPNET will be very effective for network troubleshooting, analysis, and design. With full support from other JGC departments, he concluded, "The comprehensive suite of solutions provided by OPNET will enable better and more effective design and integration of all of our network systems."

Tomohiro Uchino
Principal Network Administrator
JGC Corporation

FINANCIAL STATEMENTS



Table of Contents

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The statement of operations data for the years ended March 31, 2009, 2008, and 2007, and the balance sheet data as of March 31, 2009 and 2008, are derived from our audited consolidated financial statements included in this Annual Report. The balance sheet data as of March 31, 2007, 2006 and 2005 and the statement of operations data for the years ended March 31, 2006 and 2005 are derived from our consolidated financial statements that are not included in this Annual Report. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year Ended March 31,				
	2009	**2008**	**2007**	**2006**	**2005**
STATEMENT OF OPERATIONS DATA:	*(in thousands, except per share data)*				
Revenue:					
New software licenses	$ 51,211	$ 38,838	$ 43,186	$ 31,976	$ 29,507
Software license updates, technical support and services	43,067	34,787	28,062	24,226	19,805
Professional services	28,601	27,721	23,882	19,913	14,931
Total revenue	**122,879**	**101,346**	**95,130**	**76,115**	**64,243**
Cost of revenue:					
New software licenses	3,536	1,035	638	657	778
Software license updates, technical support and services	4,665	4,514	3,264	2,637	2,348
Professional services	20,911	19,154	15,904	13,705	10,154
Amortization of acquired technology	2,172	1,486	723	832	651
Total cost of revenue	**31,284**	**26,189**	**20,529**	**17,831**	**13,931**
Gross profit	**91,595**	**75,157**	**74,601**	**58,284**	**50,312**
Operating expenses:					
Research and development	30,791	27,471	21,688	18,643	15,455
Sales and marketing	42,533	39,357	34,133	26,300	22,803
General and administrative	11,857	11,747	10,994	13,375	9,742
Total operating expenses	**85,181**	**78,575**	**66,815**	**58,318**	**48,000**
Income (loss) from operations	6,414	(3,418)	7,786	(34)	2,312
Interest and other income, net	1,246	3,579	3,834	2,680	1,384
Income before provision (benefit) for income taxes	7,660	161	11,620	2,646	3,696
Provision (benefit) for income taxes	2,928	(372)	3,655	509	1,644
Net income	**$ 4,732**	**$ 533**	**$ 7,965**	**$ 2,137**	**$ 2,052**
Basic net income per common share	**$ 0.23**	**$ 0.03**	**$ 0.39**	**$ 0.10**	**$ 0.10**
Diluted net income per common share	**$ 0.23**	**$ 0.03**	**$ 0.38**	**$ 0.10**	**$ 0.10**
Basic weighted average shares outstanding	20,296	20,342	20,358	20,374	20,158
Diluted weighted average shares outstanding	20,581	20,621	21,206	20,604	20,624
BALANCE SHEET DATA (END OF PERIOD):					
Cash, cash equivalents and marketable securities	$ 91,989	$ 85,829	$ 91,381	$ 85,861	$ 82,185
Total assets	166,064	153,538	147,658	127,347	125,185
Long-term debt	—	—	—	103	150
Total stockholders' equity	116,505	110,645	112,871	99,398	99,965

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(dollars and share amounts in thousands, except per share data)

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as filed with the Securities Exchange Commission on June 5, 2009.

Overview

OPNET Technologies, Inc. is a provider of software products and related services for managing networks and applications. Our software products and related services address: application performance management, network operations, capacity management, and network research and development. Our customers include corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers. Our software products and related services are designed to help our customers make better use of resources, reduce operational problems and improve competitiveness.

We operate in one reportable industry segment, the development and sale of computer software programs and related services. Our operations are principally in the United States, and we have subsidiaries in Australia, Belgium, France, Germany, the United Kingdom and Singapore. We primarily depend upon our direct sales force to generate revenue in the United States. Sales outside the United States are made through our international sales team as well as third-party distributors and value-added resellers, who generally are responsible for providing technical support and service to customers within their territory.

Our revenue is derived from three primary sources: (1) new software licenses, (2) software license updates, technical support and services, and (3) professional services, which include consulting and training services for customers without current maintenance agreements. New software license revenue represents all fees earned from granting customers licenses to use our software and fees associated with hardware necessary to run our software, and excludes revenue derived from software license updates, which are included in software license updates, technical support, and services revenue. Our software master license agreement provides our customers with the right to use our software either perpetually, which we refer to as perpetual licenses, or during a defined term, generally for one to four years, which we refer to as term licenses. For the year ended March 31, 2009, perpetual licenses represented approximately 93% of software license revenue. For the years ended March 31, 2008 and 2007, perpetual licenses represented approximately 97% of software license revenue. Substantially all of our software license arrangements include both perpetual and/or term licenses and software license updates, technical support, and services. Software license updates, technical support, and services revenue represent fees associated with the sale of unspecified license updates, technical support and when-and-if available training under our maintenance agreements. We offer professional services, under both time-and-material and fixed-price agreements, primarily to facilitate the adoption of our software products.

We consider our consulting services to be an integral part of our business model as they are centered on our software product offerings. Because our consulting services facilitate the adoption of our software product offerings, we believe that they ultimately generate additional sales of software licenses.

The key strategies of our business plan include increasing sales to existing customers, increasing deal size by selling modules and introducing new software products, improving our sales and marketing execution, establishing alliances to extend our market reach, increasing our international presence and increasing profitability. We have focused our sales, marketing, and other efforts on corporate enterprise and United States government opportunities, and to a much lesser extent, service provider and network equipment manufacturer opportunities. Our focus and strategies are designed to increase revenue and profitability. Because of the uncertainty surrounding the amount and timing of revenue growth, we expect to need to closely control the increases in our total expenses as we implement these strategies.

In March 2008, we launched an initiative to extend our market reach by establishing sales alliances with third parties called the Synergy program. The Synergy program is designed to increase the penetration of our software products into mid-sized organizations. The Synergy program's focus is on selling our application performance management software products, including ACE Live that provides end-user experience monitoring and real-time application performance analytics, as we believe these software products are particularly well-suited for channel distribution.

Summary of Our Fiscal 2009 Financial Performance

During fiscal 2009, our total revenue and profitability increased as compared to fiscal 2008. The increases resulted primarily from sales of our application performance management products, driven by our family of ACE Live products. During fiscal 2009, our operating expenses increased by 8.4% as compared to fiscal 2008. The increase in operating expenses was largely the result of increased personnel costs necessary to pursue our growth strategies.

Our cash, cash equivalents and marketable securities balance as of March 31, 2009 increased by $6.2 million as compared to March 31, 2008 largely due to cash flow generated from operations. Our deferred revenue as of March 31, 2009 increased $2.6 million as compared to March 31, 2008, primarily due to an increase in sales of software license updates, technical support and services arrangements.

The following table summarizes information on some of our key financial and operating metrics.

	Fiscal 2009	Fiscal 2008	Amount Change	Percentage Change
OPERATIONS DATA:		*(dollars in thousands, except per share data)*		
Total revenue	$122,879	$101,346	$ 21,533	21.2 %
Total cost of sales	$ 31,284	$ 26,189	$ 5,095	19.5 %
Gross profit	$ 91,595	$ 75,157	$ 16,438	21.9 %
Gross profit as a percentage of total revenue (gross margin)	74.5 %	74.2 %		
Total operating expenses	$ 85,181	$ 78,575	$ 6,606	8.4 %
Income (loss) from operations	$ 6,414	$ (3,418)	$ 9,832	287.7 %
Income (loss) from operations as a percentage of total revenue (operating margin)	5.2 %	(3.4) %		
Net income	$ 4,732	$ 533	$ 4,199	787.8 %
Diluted net income per common share	$ 0.23	$ 0.03	$ 0.20	666.7 %
Total employees (period end)	593	560	33	5.9 %
Total average employees	585	560	25	4.5 %
Total consultants (period end)	118	126	(8)	(6.3)%
Total period end quota-carrying sales persons (excluding directors and inside sales representatives)	70	70	—	0.0 %
FINANCIAL CONDITION AND LIQUIDITY DATA:				
Cash, cash equivalents, and marketable securities (period end)	$ 91,989	$ 85,829	$ 6,160	7.2 %
Cash flows from operating activities	$ 12,104	$ 12,900	$ (796)	(6.2)%
Total deferred revenue (period end)	$ 33,133	$ 30,494	$ 2,639	8.7 %

We achieved growth in all three revenue categories during fiscal 2009, as compared to fiscal 2008, driven by growth in revenue from new software licenses of $12.4 million and growth in revenue from software license updates, technical support and services of $8.3 million. The growth in revenue from new software licenses was largely due to an increase in sales to corporate enterprise customers and, to a lesser extent, service providers. The growth in revenue from software license updates, technical support and services was primarily a result of growth in sales to corporate enterprises and, to a lesser extent, sales to United States government customers. The growth in revenue from professional services was primarily due to an increase in demand for our consulting services by service providers and, to a lesser extent, corporate enterprise customers. While total revenue generated from sales to United States government customers increased in absolute dollars by $2.1 million during fiscal 2009 to $43.3 million, the percentage of revenue from United States government customers decreased to 35% in fiscal 2009 from 41% in fiscal 2008. The decrease in the percentage of revenue from United States government customers was the result of an increase in the percentage of revenue generated from corporate enterprise customers.

Our international revenue increased 26.7% to $26.0 million, or 21.1% of total revenue, for fiscal 2009. We expect revenue from sales outside the United States to continue to account for a significant portion of our total revenue in the future. International revenue in fiscal 2009 benefited from a more experienced direct sales force and our increased focus on sales to corporate enterprises. Sales to corporate enterprises accounted for the largest portion of our international revenue during fiscal 2009. We believe that continued growth and profitability will require further expansion of our sales, marketing and customer service functions in international markets.

During fiscal 2009, gross profit increased 21.9% to $91.6 million. Our gross margin increased slightly to 74.5% for fiscal 2009 from 74.2% in fiscal 2008. The increase in our gross margin was primarily due to an increase in new software license revenue of $12.4 million in fiscal 2009 and, to a lesser extent, an increase in software license updates, technical support and services revenue of $8.3 million.

During fiscal 2009, operating income increased to $6.4 million from a loss of $3.4 million during fiscal 2008. The increase in operating margin was largely the result of an increase in revenue from new software licenses and software license updates, technical support and services revenue, partially offset by an increase in operating expenses.

Trends That May Affect Our Business and Future Results

While we anticipate a challenging economic environment in the near term, we believe the competitive advantages offered by our products and our efforts to control operating expenses have positioned us well to grow market share and drive profitability when economic conditions improve. The demand for our software products and related services by corporate enterprise and United States government customers has been much stronger than the demand from service providers and network equipment manufacturers, which is consistent with our expectations. We believe that lower business activity with service providers and network equipment manufacturers is primarily due to the weakened economy in which these businesses operate, which we expect to continue, at least in the near term. Consequently, our revenue growth and profitability depend, in significant part, upon our ability to sell in a weakened economic environment and the economic health of corporate enterprises and United States government agencies.

We anticipate the following trends and patterns over the next several quarters:

Total Revenue. We believe the current economic environment could make it more difficult to generate revenue domestically and internationally. We expect future growth opportunities in revenue to come primarily from sales to corporate enterprise customers and the United States government, as we believe our products offer competitive advantages in these markets. We expect revenue from sales to service providers and network equipment manufacturers to fluctuate from quarter to quarter with the potential for periods of declining license revenue. Our ability to increase professional services revenue will depend upon our ability to maintain several large consulting contracts with the United States government and to attract and retain additional qualified consultants, including those with security clearances. We also believe the increase in the proportion of sales of our application performance management solutions as compared to our other solutions may decrease demand for our consulting implementation services, as our application performance management solutions generally require less time to implement. As a result of these factors, we believe that we may experience decreases in quarterly revenue.

International Revenue. Our international sales are affected by the mix of direct and indirect sales channels and our ability to increase sales to corporate enterprises. We believe that these factors, in addition to the current economic environment, will affect the timing of sales orders as well as our ability to forecast future revenue. As a result, our international quarterly revenue in absolute dollars and as a percentage of total revenue may decrease.

Gross Profit Margin. Our overall gross profit margin will continue to be affected by the proportion of total revenue generated from new software licenses, as revenue from new software licenses and revenue from software license updates, technical support and services have substantially higher gross margins than the gross margin on revenue from professional services. We anticipate a continued increase in the cost of new software license revenue related to the cost of hardware necessary to deliver our ACE Live software products. Our overall gross profit margin will also be affected by the profitability of individual consulting engagements. Amortization of technology associated with the acquisition of technology we may make in future periods could also affect our gross profit margin

Research and Development Expenses. We believe that continued investment in research and development will be required to maintain our competitive position and broaden our software product lines, as well as enhance the features and functionality of our current software products. We made significant personnel investments in research and development during fiscal 2009; however, given current economic conditions, we plan to invest more modestly in additional personnel during the next several quarters. We expect that the absolute dollar amount of these expenses will continue to grow but generally decrease as a percentage of total revenue in future periods. Our ability to decrease these expenses, as a percentage of revenue, will depend upon increases in our revenue, among other factors.

Sales and Marketing Expenses. We depend upon our direct sales model to generate revenue and believe that increasing the size of our quota-carrying sales team is essential for long-term growth. We made significant personnel investments in sales and marketing during fiscal 2009. Given the current economic environment, we plan to invest modestly in additional quota-carrying sales personnel during the coming quarters. Additionally, we have taken specific steps to significantly reduce the dollar amount of marketing expenditures we intend to make during fiscal 2010 as compared to fiscal 2009. Consequently, we expect the absolute dollar amount of sales and marketing expenses to remain relatively flat over the next several quarters but generally decrease as a percentage of total revenue in future periods. Our ability to lower these expenses as a percentage of revenue will depend upon increases in our revenue, among other factors.

General and Administrative Expenses. We expect the dollar amount of general and administrative expenses to remain relatively flat over the next several quarters but generally decrease as a percentage of total revenue in future periods. Our ability to lower these expenses as a percentage of revenue will depend upon increases in our revenue, among other factors.

Operating Margin. Since a significant portion of our software license arrangements close in the latter part of each quarter, we may not be able to adjust our cost structure in the short-term to respond to lower than expected revenue, which would adversely impact our operating margin and earnings. Our operating margin increased to positive 5.2% during fiscal 2009 from negative 3.4% during fiscal 2008. We remain committed to increasing profitability and generating long-term growth. As a result of the challenging economic environment, we have taken a number of steps to control our operating expenses and maximize our operating margin. We do not believe that additional changes to our cost structure are necessary at this time, but we intend to closely monitor and control expenses in order to maximize our profitability.

Critical Accounting Policies and Use of Estimates

The accompanying discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from the estimates made by management with respect to these and other items that require management's estimates.

We have identified the accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and the more significant areas involving management's judgments and estimates. These critical accounting policies relate to revenue recognition and deferred revenue, stock based compensation, allowance for doubtful accounts, valuation of long-lived assets, including intangible assets and impairment review of goodwill, software development costs, and income taxes. These policies, and our procedures related to these policies, are described in detail below. In addition, please refer to Note 1 to our consolidated financial statements included elsewhere in this Annual Report for further discussion of our accounting policies.

Revenue Recognition. We derive revenue from three primary sources: (1) new software licenses, (2) software license updates, technical support and services, which include software license update, certain training provided and offered on a when-and-if available basis to customers, and technical support, and (3) professional services, which include consulting and custom training services for customers without a current maintenance agreement. We recognize revenue based on the provisions of the American Institute of Certified Public Accountants Statement of Position, or SOP, No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions," SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and the SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements."

New Software License Revenue

New software license revenue represents all fees earned from granting customers licenses to use our software and excludes revenue derived from software license updates, which are included in software license updates, technical support and services revenue. Our new software license revenue consists of perpetual and term license sales of software products. For the year ended March 31, 2009, perpetual licenses represented approximately 93% of software license revenue. For the years ended March 31, 2008 and 2007, perpetual licenses represented approximately 97% of software license revenue. New software license revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the software has occurred, (iii) the software license fee is fixed or determinable, and (iv) collectibility is probable. We define each of these four criteria as follows:

- **Persuasive evidence of an arrangement exists.** For license arrangements with end-users, it is our customary practice to have a written software license agreement, which is signed by both the end user and us, and a purchase order or equivalent. A written contract can be executed based on the customer-specific format or on the standard "shrink wrap" software master license agreement. For those end users who have previously negotiated a software license agreement with us, the initial software license agreement is used as evidence of a written contract. Sales to distributors, resellers, and value-added resellers, which we collectively refer to as resellers, are primarily made outside of North America and are evidenced by a master reseller agreement governing the relationship, which is signed by both the reseller and us, together with a purchase order on a transaction-by-transaction basis. To further evidence an arrangement, our master reseller agreement requires that the reseller provide us copies of the end user's executed software master license agreements.
- **Delivery has occurred.** Physical delivery of our software products to end users or resellers, which are collectively referred to as customers, is generally considered to have occurred upon the transfer of media containing our software products to a common carrier (usually FOB shipping point based on standard agreement terms). Software products may also be delivered electronically to end users. Electronic delivery is deemed to occur after end users have been provided with access codes that allow them to take immediate possession of the software. If a software arrangement includes undelivered software products or services that are essential to the functionality of delivered software products, delivery is not considered to have occurred until these software products or services are delivered.
- **The fee is fixed or determinable.** It is our policy to not provide customers the right to any adjustments or refund of any portion of their license fees paid, acceptance provisions, cancellation privileges, or rights of return. Our normal payment terms for our software products and services currently range from net 30 days to net 90 days and primarily vary based on the country in which an agreement is executed. Payments that extend beyond our normal payment terms from the contract date but that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Arrangements with payment terms extending beyond six months are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due and payable.
- **Collectibility is probable.** Collectibility is assessed on a customer-by-customer basis. We typically sell to customers for whom there is a history of successful collection. New customers are subject to a credit review process that evaluates the customer's ability to pay. If we determine from the outset of an arrangement that collectibility is not probable, revenue is recognized as cash is collected.

In instances when any of the four criteria are not met, we defer recognition of software license revenue until the criteria are met. When the sale of the software product requires us to make significant enhancements, customization or modifications to the software that are essential to its functionality, software license revenue and consulting fees are recognized using contract accounting under SOP No. 81-1. We estimate the percentage-of-completion, under SOP No. 81-1, based on our estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amounts of software license revenue and professional services revenue under certain contracts and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates to complete client engagements, including skill level and experience of project managers, staff assigned to engagements and continuity and attrition level of professional services staff. Changes in the estimated stage of completion of a particular project could create variability in our revenue and results of operations if it is required to increase or decrease previously recognized revenue related to a particular project or if it expects to incur a loss on the project.

Software License Updates, Technical Support and Services Revenue

Software license updates, technical support and services revenue represents fees associated with the sale of license updates, training, and technical support, all provided on a when-and-if-available basis (except technical support) under our maintenance agreement. Payments for software license updates, technical support and services on the initial order or on renewals are generally made in advance and are nonrefundable. License updates consist of the right to unspecified software updates on a when-and-if-available basis and are typically entered into in connection with the initial software license purchase. License updates, technical support and services may be renewed upon expiration of the term. Customers can purchase license updates separately from technical support and services. Revenue from license updates, technical support and services is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Revenue under multiple-element arrangements, which typically include new software licenses, consulting services, training and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to our vendor-specific objective evidence of fair value, or VSOE. This means that we defer revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training for customers without a current maintenance agreement, VSOE is based upon the rates charged for these services when sold separately.

If we are unable to establish VSOE for an undelivered post contract support, or PCS, element, for example, in a two-year term license where the license term and PCS are coterminous and no PCS renewal period exists, all revenue is recognized ratably over the contract period. For income statement classification purposes, our allocation methodology is based on VSOE of fair value for our professional services which is determined by the price charged when sold separately, and the contractually stated renewal rates for our PCS, generally 18% to 21% of the license fee paid on perpetual licenses. We use the residual method to allocate any remaining arrangement fee to new software license revenue.

Professional Services Revenue

Professional services revenue consists of fees from consulting services and training for customers without a current maintenance agreement and is recognized as the services are performed. When we enter into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. For income statement classification purposes, we have developed a revenue allocation methodology for these arrangements that is consistent with the residual method used, and described under SOP No. 97-2, when services are not essential to the functionality of the software. In these circumstances, revenue is allocated to the various elements of the arrangement based on our VSOE of fair value and the residual amount is allocated to new software license revenue.

We sell new software licenses, license updates, technical support and services agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, we provide license updates, technical support and services agreements directly to distributors and the distributors provide support to the end customer. Revenue from sales to distributors is recorded at the amounts charged to the distributor and in the same manner as new software license, license updates, technical support and services sales sold through our direct sales force. Amounts received in advance of revenue recognition are classified as deferred revenue.

Sales taxes and other taxes collected from customers and remitted to governmental authorities are presented on a net basis and, as such, are excluded from revenues.

Income Taxes. The total amount of gross unrecognized tax benefits as of April 1, 2008 was $838,000. Of this total, $808,000 represents the amount of unrecognized tax benefits (net of federal benefit on state issues) that, if recognized, would favorably affect the effective income tax rate in any future periods. At March 31, 2009, the gross unrecognized benefit was $804,000, $775,000 of which would favorably affect the effective income tax rate in future periods. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2009 and 2008 follows:

	(in thousands)
Unrecognized tax benefits at April 1, 2008	$ 838
Gross increases – current period tax positions	139
Lapse of statute of limitations	(159)
Foreign currency translation adjustment	(14)
Unrecognized tax benefits at March 31, 2009	$ 804

	(in thousands)
Unrecognized tax benefits at April 1, 2007	$ 810
Gross decreases – tax positions in prior period	(80)
Gross increases – current period tax positions	79
Foreign currency translation adjustment	29
Unrecognized tax benefits at March 31, 2008	$ 838

The following table summarizes the tax years that are either currently under audit or remain open under the statute of limitations and are subject to examination by the tax authorities in the most significant jurisdictions that we operate:

Australia	FY05 – FY08
Belgium	FY05 – FY08
France	FY06 – FY08
Germany	FY04 – FY08
United Kingdom	FY08
United States	FY06 – FY08
Maryland	FY04 – FY08
New York	FY07 – FY08

Our continuing practice is to recognize interest, if any, related to income tax matters in interest expense in our consolidated statements of operations and penalties as part of general and administrative expense in our consolidated statements of operations. During fiscal 2008, we recognized $6,000 in potential interest expense associated with uncertain tax positions. During fiscal 2009, we recognized $4,000 in potential interest expense associated with uncertain tax positions and reversed $17,000 associated with potential claims now barred by the statute of limitations. The total accrued interest and accrued penalties related to uncertain tax positions at March 31, 2009 was $13,000 and $2,000, respectively.

We believe it is reasonably possible that significant changes in the liability for uncertain tax positions will occur in the next twelve months as a result of final decisions related to the voluntary payments of our state and local income taxes and lapse of statute of limitations. In the aggregate, we believe the liability for uncertain tax positions could decrease by $276,000 in the next twelve months.

The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse. Judgments and estimates are required in the calculation of the deferred tax assets, valuation allowance, accrual of contingencies, research and development tax credits, and foreign tax credits.

Stock-Based Compensation. SFAS No. 123R requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option plans, restricted stock grants, and Employee Stock Purchase Plan, or ESPP. We have elected to continue straight-line amortization of stock-based compensation expense for the entire award over the service period since the awards have only service conditions and graded vesting. Our stock options and nonvested stock do not contain performance conditions. There have been no modifications to awards in 2009 or 2008.

Our stock option grants are accounted for as equity awards. The expense is based on the grant-date fair value of the options granted, and is recognized over the requisite service period.

To estimate the grant-date fair value of our stock options, we use the Black-Scholes option-pricing model, consistent with that used for pro forma disclosure under SFAS No. 123. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, we use a U.S. Treasury bond due in a number of years equal to the option's expected term. To estimate expected volatility, we analyzed the historic volatility of our common stock. There were no stock options granted in fiscal 2009.

Compensation cost for stock option grants is recognized on a straight-line basis over the requisite service period for the entire award from the date of grant through the period of the last separately vesting portion of the grant. Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. SFAS No. 123R also requires us to estimate forfeitures in calculating the expense related to stock-based compensation. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. The impact on compensation costs due to changes in the expected forfeiture rate will be recognized in the period that they become known. All of our stock options are fully vested. As a result, during fiscal 2009, we adjusted our expected forfeiture rate to reflect actual stock option forfeitures. The adjustment of our forfeiture rate did not have a significant impact on the financial statements.

Our restricted stock grants are accounted for as equity awards. The expense is based on the price of our common stock, and is recognized on a straight-line basis over the requisite service period. We did not grant any restricted stock prior to February 2006. The restricted stock agreements do not contain any post-vesting restrictions. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. As of March 31, 2009, nonvested stock-based deferred compensation associated with restricted stock totaled $1.6 million, which we expect to be recognized over a weighted average period of 1.1 years.

Our 2000 Employee Stock Purchase Plan, or ESPP, provides all eligible employees to collectively purchase up to a total of 650,000 shares of our common stock. An employee may authorize a payroll deduction up to a maximum of 10% of his or her compensation during the plan period. The purchase price for each share purchased is the lesser of 85% of the closing price of the common stock on the first or last day of the plan period. The plan period for the ESPP ends on the last day of January and July of each year. To estimate the fair value of shares issued under our ESPP, we use the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an ESPP share at the beginning of the plan period based on the following: the price of the underlying stock on the first day of the plan period; the estimated dividend yield; a "risk-free" interest rate; the term of the plan period (six months); and the expected volatility. For the "risk-free" interest rate, we use a U.S. Treasury Bond due in six months. To determine expected volatility, we analyze the historical volatility of our stock over the 6 months prior to the first day of the plan period. The expense is calculated based on the difference between the fair market value of the shares purchased at the close of each plan period and the discounted price paid by the employee, and that expense is recognized on a straight-line basis over the plan period. As of March 31, 2009, nonvested stock-based deferred compensation associated with the ESPP totaled $181,000 and is expected to be recognized over a weighted average period of 4 months.

Cash Equivalents and Marketable Securities. In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," or SFAS No. 157. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We adopted SFAS No. 157 effective April 1, 2008.

SFAS No. 157 requires disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable inputs.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. We view auction rate securities, or ARS, as Level 3 assets, corporate notes as Level 2 assets, and money market funds as Level 1 assets.

The following table summarizes the composition of our marketable securities at March 31, 2009 and 2008:

March 31, 2009

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value	Classification on Balance Sheet: Short-Term Investments	Classification on Balance Sheet: Long-Term Investments
			(in thousands)			
Corporate notes	$ 999	$ —	$ —	$ 999	$ 999	$ —
Total marketable securities	$ 999	$ —	$ —	$ 999	$ 999	$ —

March 31, 2008

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value	Classification on Balance Sheet: Short-Term Investments	Classification on Balance Sheet: Long-Term Investments
			(in thousands)			
Auction rate securities	$ 8,800	$ —	$ (381)	$ 8,419	$ 1,451	$ 6,968
Municipal securities	6,000	—	—	6,000	6,000	—
Total marketable securities	$ 14,800	$ —	$ (381)	$ 14,419	$ 7,451	$ 6,968

The following table details the fair value measurements within the three levels of fair value hierarchy of our financial assets, consisting of cash equivalents and marketable securities, at March 31, 2009:

	Total Fair Value At March 31, 2009	Fair Value Measurement at March 31, 2009 Using: Level 1	Level 2	Level 3
		(in thousands)		
Money market funds	$ 79,231	$ 79,231	$ —	$ —
Corporate note	999	—	999	—
Total	$ 80,230	$ 79,231	$ 999	$ —

At March 31, 2009, we grouped money market funds using a Level 1 valuation because market prices in active markets for identical assets were readily available. The per-share net asset value of our money market funds has remained at a constant amount of $1.00 per share. Also, as of March 31, 2009, there were no withdrawal limits on redemptions for any of the money market funds that we hold. At March 31, 2009, we grouped corporate notes using a Level 2 valuation because we used quoted prices in active markets for similar assets to determine the fair value. The contractual maturity for the corporate note is July 2009. We did not group any financial assets using a Level 3 valuation at March 31, 2009.

The following table summarizes the activity for our ARS measured at fair value using Level 3 inputs:

	ARS *(in thousands)*
Balance as of March 31, 2008	$ 8,419
Redemptions (at par)	(8,800)
Total gains and losses:	
Included in earnings (realized)	—
Change in unrealized gains included in accumulated other comprehensive income	381
Balance as of March 31, 2009	**$ —**

All investments in ARS were considered Level 3 investments as of the date of adoption of SFAS No. 157.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments and for the limited circumstances when the customer disputes the amounts due us. Our methodology for determining this allowance requires significant estimates. In estimating the allowance, we consider the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions. While we believe that the estimates we use are reasonable, should any of these factors change, our estimates may also change, which could affect the amount of our future allowance for doubtful accounts as well as future operating income. Specifically, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments to us, additional allowances could be required. As of March 31, 2009 and 2008, accounts receivable totaled $29.6 million and $26.1 million, net of an allowance for doubtful accounts of $713,000 and $154,000, respectively.

Valuation of Intangible Assets and Goodwill. We account for our goodwill and intangible assets in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Our intangible assets consist of acquired technology related to our acquisitions of a software product for modeling voice communications in December 2003, Altaworks in October 2004, and purchased technology we purchased from RadView Software, Ltd. in December 2005, SQMworks, Inc. in April 2006 and Network Physics, Inc. in October 2007. Our intangible assets also consist of customer relationships and acquired workforce assets we purchased from Network Physics, Inc. related to the purchase of specified assets of Network Physics in October 2007. The acquired and purchased technology are stated at the lower of unamortized cost or net realizable value and are amortized on a straight-line basis over their expected useful lives of three to five years. Our customer relationship and workforce intangible assets we purchased from Network Physics, Inc. are amortized on an accelerated depreciation basis over their expected useful lives of four and one half years and five years, respectively. We use the projected discounted cash flow method in valuing our acquired technology and purchased customer relationships using certain assumptions including revenue growth, cost levels, present value discount rate, and working capital requirements. We use the lower of the amount of cash paid or the present value of projected discounted cash flows to value purchased technology. The workforce asset associated with the purchase of specified assets of Network Physics, Inc. was valued on a replacement cost basis. While we believe the assumptions used to value our acquired technology related to acquisitions are reasonable, actual results will likely differ from those assumptions. Future cash flows are subject to change for a variety of internal and external factors. We will periodically review the value of acquired technology and purchased intangible assets for reasonableness in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." If changes in our assumptions at the time of future periodic reviews indicate that the carrying value of our acquired technology and purchased intangible assets exceeds their fair value and we determine that carrying amounts can not be recovered, it would result in impairment losses. As of March 31, 2009 and 2008, intangible assets totaled $6.2 million and $8.6 million, net of accumulated amortization of $7.7 million and $5.3 million, respectively. No impairment losses have been recorded to date.

Goodwill is recorded when the consideration paid for acquisitions exceeds the fair value of net tangible and intangible assets acquired. Goodwill is not amortized. We perform an annual review no later than our fourth quarter to identify any facts or circumstances that indicate the carrying value of goodwill is impaired. The review is based on various analyses including cash flow and profitability projections and the market capitalization of our common stock. Impairment, if any, is based on the excess of the carrying amount of goodwill over its fair value. We performed our annual impairment test of goodwill as of March 31, 2009 and 2008 and concluded that there was no goodwill impairment. As of March 31, 2009 and 2008, goodwill was $14.6 million. No impairment losses have been recorded to date.

Accounting for Software Development Costs. Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to our customers. Technological feasibility is reached when the product reaches the working model stage. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time and all research and development costs have been expensed. Consequently, no research and development costs were capitalized in fiscal 2009, 2008 or 2007.

Results of Operations

The following table sets forth items from our consolidated statements of operations expressed as a percentage of total revenue for the periods indicated:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
REVENUE:			
New software licenses	41.7 %	38.3 %	45.4 %
Software license updates, technical support and services	35.0	34.3	29.5
Professional services	23.3	27.4	25.1
Total revenue	**100.0**	**100.0**	**100.0**
COST OF REVENUE:			
New software licenses	2.9	1.0	0.7
Software license updates, technical support, and services	3.8	4.4	3.4
Professional services	17.0	18.9	16.7
Amortization of acquired technology	1.8	1.5	0.8
Total cost of revenue	**25.5**	**25.8**	**21.6**
Gross profit	**74.5**	**74.2**	**78.4**
OPERATING EXPENSES:			
Research and development	25.1	27.1	22.8
Sales and marketing	34.6	38.9	35.8
General and administrative	9.6	11.6	11.6
Total operating expenses	69.3	77.6	70.2
Income (loss) from operations	5.2	(3.4)	8.2
Interest and other income, net	1.0	3.5	4.0
Income before provision (benefit) for income taxes	6.2	0.1	12.2
Provision (benefit) for income taxes	2.3	(0.4)	3.8
Net income	**3.9 %**	**0.5 %**	**8.4 %**

Revenue

New Software License Revenue. New software licenses revenue was $51.2 million, $38.8 million, and $43.2 million, in fiscal 2009, 2008, and 2007, respectively, representing an increase of 31.9% in fiscal 2009 from fiscal 2008 and a decrease of 10.1% in fiscal 2008 from fiscal 2007. For fiscal 2009, the increase in license revenue was primarily due to an increase in sales to corporate enterprise customers and service providers. The increase was primarily due to an increase in revenue from our Applications Performance Management products. For fiscal 2008, the decrease in license revenue was primarily due to a decrease in sales to United States and international government customers, partially offset by an increase in sales to corporate enterprise customers.

Software License Updates, Technical Support and Services Revenue. Software license updates, technical support and services revenue was $43.1 million, $34.8 million, and $28.1 million, in fiscal 2009, 2008, and 2007, respectively, representing increases of 23.8% in fiscal 2009 from fiscal 2008 and 24.0% in fiscal 2008 from fiscal 2007. Software license updates, technical support and services revenue growth rates are affected by the overall new software license revenue growth rates, as well as the renewal rate of annual maintenance contracts by existing customers. The increase in software license updates, technical support and services revenue in fiscal 2009 and fiscal 2008 primarily reflected increases in the overall customer installed base as compared to the prior fiscal year.

Professional Services Revenue. The components of professional services revenue for fiscal 2009, 2008, and 2007 were as follows:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
		(in thousands)	
Consulting services	$ 27,949	$ 27,099	$ 22,399
Training and other revenue	652	622	1,483
Professional service	$ 28,601	$ 27,721	$ 23,882

Professional services revenue was $28.6 million, $27.7 million, and $23.9 million in fiscal 2009, 2008, and 2007, respectively, representing increases of 3.2% in fiscal 2009 from fiscal 2008, and 16.1% in fiscal 2008 from fiscal 2007. Consulting services revenue accounted for 97.7%, 97.8%, and 93.8%, of professional services revenue for fiscal 2009, 2008, and 2007, respectively. For fiscal 2009, the increase in professional services revenue was primarily due to an increase in demand for our consulting services by service providers and, to a lesser extent, corporate enterprise customers. For fiscal 2008, the increase in professional services revenue was largely due to growing demand for our consulting services by United States government customers and, to a lesser extent, corporate enterprise customers. Revenue from consulting services provided to United States government customers for fiscal 2009, 2008, and 2007 was $18.4 million, $18.6 million, and $15.8 million, respectively, representing a decrease of 1.4% in fiscal 2009 from fiscal 2008, and an increase of 17.7% in fiscal 2008 from fiscal 2007. Training and other revenue was $652,000, $622,000, and $1.5 million in fiscal 2009, 2008 and 2007, respectively. The increase in training and other revenue in fiscal 2009 as compared to fiscal 2008 was due to increased sales of our training services to service providers, which was offset by a decrease in sales to corporate enterprise customers. The decrease in training revenue in fiscal 2008 as compared to fiscal 2007 was the result of offering training at no cost to maintained customers on a when-and-if available basis beginning January 1, 2007.

International Revenue. Our international revenue increased 26.7% to $26.0 million, or 21.1% of total revenue, in fiscal 2009 from $20.5 million, or 20.2% of total revenue, for fiscal 2008. Our international revenue increased 2.2% during fiscal 2008 from $20.1 million, or 21.1% of total revenue, for fiscal 2007. The increase in international revenue in fiscal 2009 was primarily the result of an increase in sales to international government customers and service providers, which was partially offset by a decrease in sales to international corporate enterprise customers. The increase in international revenue in fiscal 2008 was primarily the result of an increase in sales to international corporate enterprise customers. Our international revenue is primarily generated in Europe and Japan. Our goal is to increase sales to international corporate enterprise customers. International revenue from corporate enterprises comprised the largest portion of international revenue for fiscal 2009. During fiscal 2009, 2008, and 2007, we expanded our operations outside the United States through the hiring of additional direct sales persons in our foreign subsidiaries.

Cost of Revenue

The following table sets forth, for each component of revenue, the cost of the revenue as a percentage of the related revenue for the periods indicated:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Cost of new software licenses	6.9 %	2.7 %	1.5 %
Cost of software license updates, technical support, and services	10.8	13.0	11.6
Cost of professional services	73.1	69.1	66.6

Cost of new software license revenue consists primarily of the cost of hardware platforms associated with the delivery of some software products, royalties and, to a lesser extent, media, manuals, and distribution costs. Cost of license updates, technical support and services revenue consists of personnel-related costs necessary to provide technical support and training to customers with active maintenance contracts on a when-and-if-available basis, royalties, media, and distribution costs. Cost of professional services revenue consists primarily of personnel-related costs necessary to provide consulting and training to customers without active maintenance contracts. Gross margins on new software license revenue and software license updates, technical support and services revenue are substantially higher than gross margin on professional services revenue, due to the low cost of delivering new software licenses and providing technical support and maintenance compared with the relatively high personnel costs associated with providing consulting services and customer training.

Cost of New Software License Revenue. Cost of software license revenue was $3.5 million, $1.0 million, and $638,000 in fiscal 2009, 2008, and 2007, respectively. Gross margin on software license revenue was 93.1%, 97.3%, and 98.5%, for fiscal 2009, 2008, and 2007, respectively. The increase in costs and the decrease in gross margin for fiscal 2009 as compared to fiscal 2008 was primarily the result of a $2.1 million increase in the cost of hardware platforms associated with delivery of our ACE Live software products. The increase in costs and the decrease in gross margin for fiscal 2008 as compared to fiscal 2007 was primarily the result of $383,000 in hardware costs associated with our ACE Live software products. Our ACE Live software products were released during the three months ended December 31, 2007. Accordingly, the cost of hardware associated with our ACE Live software products had not previously been recorded as a cost of new software license revenue.

Cost of Software License Updates, Technical Support and Services Revenue. Cost of software license updates, technical support and services revenue was $4.7 million, $4.5 million, and $3.3 million in fiscal 2009, 2008, and 2007, respectively. Gross margin on software license updates, technical support and services revenue was 89.2%, 87.0%, and 88.4%, for fiscal 2009, 2008, and 2007, respectively. The cost of software license updates, technical support and services revenue is primarily affected by the cost of labor associated with providing technical support and related services to customers with technical support contracts and, to a lesser extent, royalty payments required for some of our license update sales. The increase in costs was primarily the result of an $82,000 increase in personnel costs necessary to provide technical support and a $42,000 increase in royalty payments required for some of our license update sales, partially offset by a $97,000 decrease in costs necessary to provide training to customers with maintenance contracts. The increase in gross margin for fiscal year 2009 as compared to 2008 was primarily the result of a 23.8% increase in software license updates, technical support and services revenue. The increase in costs and the decrease in gross margin for fiscal year 2008 as compared to 2007 was largely related to a $693,000 increase in costs necessary to provide training to customers with maintenance contracts and a $331,000 increase in personnel costs necessary to provide technical support. Stock-based compensation expense included in cost of software license updates, technical support and services was $20,000, $21,000, and $16,000 for fiscal 2009, 2008, and 2007, respectively.

Cost of Professional Services Revenue. Cost of professional services revenue was $20.9 million, $19.2 million, and $15.9 million in fiscal 2009, 2008, and 2007, respectively. Gross margin on professional services revenue decreased to 26.9% for fiscal 2009 from 30.9% in fiscal 2008. Gross margin on professional services revenue decreased to 30.9% for fiscal 2008 from 33.4% for fiscal 2007. The increase in cost of professional services in fiscal 2009 from fiscal 2008 was largely due to a $1.8 million increase in direct labor expense attributable to the use of more external contractors. The increase in cost of professional services in fiscal 2008 from fiscal 2007 was primarily due to an increase in our consulting staff necessary to meet demand for our services. We had 118, 126, and 111 consulting employees at the end of fiscal 2009, 2008, and 2007, respectively. The decrease in gross margin on professional services in fiscal 2009 from fiscal 2008 was primarily due to the increase in direct labor costs. The decrease in gross margin on professional services in fiscal 2008 from fiscal 2007 was primarily due to lower effective billing rates for consulting projects during fiscal 2008 as compared to fiscal 2007. We expect the cost of professional services revenue as a percentage of professional services revenue to vary based primarily on the profitability of individual consulting engagements and, to a lesser extent, costs necessary to recruit and train new consulting staff. Stock-based compensation expense included in cost of professional services was $113,000, $148,000, and $175,000 for fiscal 2009, 2008, and 2007, respectively.

Operating Expenses

Research and Development. Research and development expenses were $30.8 million, $27.5 million, and $21.7 million in fiscal 2009, 2008, and 2007, respectively, representing increases of 12.1% in fiscal 2009 from fiscal 2008 and 26.7% in fiscal 2008 from fiscal 2007. The increase in fiscal 2009 from fiscal 2008 was primarily due to a $3.1 million increase in personnel costs as a result of increased staffing levels. The increase in fiscal 2008 from fiscal 2007 was primarily due to higher personnel costs as a result of increased staffing levels required for developing new products as well as sustaining and upgrading existing products. We do not capitalize research and development costs since we release our products to the public at the same time that technological feasibility is reached. We had 192, 185, and 161 research and development employees at the end of fiscal 2009, 2008, and 2007, respectively. Stock-based compensation expense included in research and development was $591,000, $568,000, and $533,000 for fiscal 2009, 2008, and 2007, respectively.

Sales and Marketing. Sales and marketing expenses were $42.5 million, $39.4 million, and $34.1 million in fiscal 2009, 2008, and 2007, respectively. The 8.1% increase in fiscal 2009 from fiscal 2008 was due to a $3.5 million increase in personnel costs and commission expense as a result of increased staffing levels and increased sales, which was partially offset by a $265,000 reduction in travel expenses and a $217,000 reduction in marketing costs. The 15.3% increase in fiscal 2008 from fiscal 2007 was due to an increase in personnel costs and commission expense of $3.4 million, travel costs of $537,000, facility costs of $506,000 and conference costs of $428,000. Our sales and marketing personnel increased 14.3% to 192 in fiscal 2009 from 168 in fiscal 2008. The increases in fiscal 2009 from fiscal 2008 and in fiscal 2008 from fiscal 2007 were the result of efforts to pursue our growth strategies. Stock-based compensation expense included in sales and marketing was $376,000, $374,000, and $329,000 for fiscal 2009, 2008, and 2007, respectively.

General and Administrative. General and administrative expenses were $11.9 million, $11.7 million, and $11.0 million, in fiscal 2009, 2008, and 2007, respectively. The slight increase in fiscal 2009 from fiscal 2008 was largely due to an increase in bad debt expense, rent expense, property tax expense and compensation expense partially offset by a decrease in facility expense and professional services costs. The 6.8% increase in fiscal 2008 from fiscal 2007 was primarily due to an increase in professional services costs. The increase in professional services costs during fiscal 2008 was largely due to $720,000 in fees related to the acquisition of specified assets of Network Physics. Stock-based compensation expense included in general and administrative was $433,000, $428,000, and $409,000 for fiscal 2009, 2008, and 2007, respectively.

Interest and Other Income, net. Interest and other income, net was $1.2 million, $3.6 million, and $3.8 million in fiscal 2009, 2008, and 2007, respectively. The decrease in fiscal 2009 from fiscal 2008 was primarily the result of a change in our portfolio holdings to predominately United States government-backed money market funds from a mix of United States government-backed money market funds and investment grade marketable securities and, to a lesser extent, a decrease in the interest rates earned on our investment holdings. The decrease in fiscal 2008 from fiscal 2007 was primarily due to a decrease in the aggregate balance of cash and cash equivalents and marketable securities.

Provision for Income Taxes. Our effective tax rates were positive 38.2%, negative 231%, and positive 32% for fiscal 2009, 2008 and 2007, respectively. For fiscal 2009, the effective tax rate differed from the statutory tax rate principally due to state income taxes, differential in the United States and foreign tax rates, research and development credits and the domestic production activities deduction. The increase in our effective tax rate in fiscal 2009 from fiscal 2008 was primarily due to an increase in our book income which diluted the impact of permanent differences as compared to the same periods in the prior fiscal year. The decrease in our effective tax rate in fiscal 2008 from fiscal 2007 was primarily the result of a decrease in book income and an increase in permanent book to tax differences such as tax exempt interest income. The effective tax rate differs from the statutory tax rate and varies from period to period due principally to the amount of income before taxes from various tax jurisdictions, tax-exempt interest income, foreign tax expense, and the amount of tax credits available to us in each period from incremental research expenditures. Future provisions for taxes will depend, among other things, on the mix and amount of worldwide income, the tax rates in effect for various tax jurisdictions and the amount of research and development tax credits, foreign tax credits and other items for which we are eligible.

Liquidity and Capital Resources

As of March 31, 2009 and 2008, we had cash, cash equivalents, short-term and long-term marketable securities totaling $92.0 million and $85.8 million, respectively. Due to our available cash balances and our anticipated cash requirements, we do not believe that the current credit crisis will have a material impact on our operational cash requirements.

Cash provided by operating activities was $12.1 million, $12.9 million, and $6.2 million for fiscal 2009, 2008, and 2007, respectively. Cash provided by operating activities is primarily derived from net income, as adjusted for non-cash items such as depreciation and amortization expense, tax benefits from the exercise of employee stock options, and changes in operating assets and liabilities. The decrease in cash provided by operating activities in fiscal 2009 from fiscal 2008 was primarily attributable to an increase in accounts receivable and a decrease in the growth of deferred revenue during fiscal 2009, as compared to fiscal 2008, which was partially offset by an increase in cash resulting from an increase in net income and accrued liabilities. The increase in cash provided by operating activities in fiscal 2008 from fiscal 2007 was primarily attributable to an increase in cash resulting from an increase in depreciation and amortization expense, deferred revenue and accounts payable and accrued expenses, which was partially offset by an decrease in cash resulting from a decrease in net income and an increase in prepaid expenses.

Net cash provided by investing activities was $8.3 million and $27.3 million in fiscal 2009 and 2008, respectively. Net cash used in investing activities was $41.4 million in fiscal 2007. Investing activities include the purchase, sale or maturity of marketable securities, acquisition of property and equipment, and net expenditures for business combinations and technology acquisitions. For fiscal 2009, we used funds of $999,000 to purchase short-term marketable securities, and funds of $5.5 million to purchase property and equipment. We received proceeds of $14.8 million from the sale or maturity of short-term and long-term marketable securities for fiscal 2009. For fiscal 2008, we used funds of $10.0 million to purchase specified assets from Network Physics, funds of $114.8 million to purchase short-term and long-term marketable securities, and funds of $4.6 million to purchase property and equipment. We received proceeds of $156.6 million from the sale or maturity of short-term marketable securities for fiscal 2008. For fiscal 2007, funds were used to purchase short-term marketable securities of $109.6 million, purchase property and equipment of $3.5 million and purchase intangible assets of $366,000. Proceeds from the sale or maturity of short-term marketable securities were $72.2 million for fiscal 2007.

Cash provided by financing activities was $861,000 in fiscal 2009. Cash used in financing activities was $3.6 million for fiscal 2008. Cash provided by financing activities was $2.5 million for fiscal 2007. We used cash of $955,000 to acquire 75,724 shares of treasury stock during fiscal 2009. We used cash of $5.0 million to acquire 521,849 shares of treasury stock during fiscal 2008. We used cash of $1.5 million to acquire 104,000 shares of treasury stock during fiscal 2007. During fiscal 2009 and 2008, 15,724 and 6,474 shares, respectively, were withheld from employees to satisfy the minimum statutory tax withholding obligations with respect to the income recognized by these employees upon the vesting of their restricted stock shares during the period. Cash provided by financing activities generally reflects the proceeds received from the exercise of stock options and the sale of common stock under our employee stock purchase plan. During fiscal 2009, 2008, and 2007, we received proceeds of approximately $644,000, $365,000, and $3.0 million, respectively, and issued 92,648, 59,975, and 381,153 shares of common stock, pursuant to employee and director exercises of stock options. During fiscal 2009, 2008, and 2007, we received proceeds of approximately $1.1 million, $989,000 and $753,000, respectively, and issued 150,712, 120,295, and 84,072 shares of common stock, respectively, pursuant to the issuance of common stock under our employee stock purchase plan. Excess tax benefits from the exercise of stock options are presented as a cash flow from financing activities. For fiscal 2009, 2008, and 2007, excess tax benefits from the exercise of stock options were $49,000, $29,000, and $383,000, respectively.

We have commitments under contractual arrangements to make future payments for goods and services. These contractual arrangements secure the rights to various assets and services to be used in the future in the normal course of business. For example, we are contractually committed to make minimum lease payments for the use of property under operating lease agreements. In accordance with current accounting rules, the future rights and related obligations pertaining to such contractual arrangements are not reported as assets or liabilities on our consolidated balance sheets. Our FIN No. 48 liability for unrecognized tax benefits is reported on our consolidated balance sheets. We expect to fund these contractual arrangements with our cash, cash equivalents and marketable securities as well as cash generated from operations in the normal course of business.

The following table summarizes our contractual operating lease arrangements and our FIN No. 48 liability at March 31, 2009, and the timing and effect that such commitments are expected to have on our liquidity and cash flow in future periods.

		Payments Due by Period			
	Total	Fiscal 2010	Fiscal 2011–Fiscal 2012	Fiscal 2013–Fiscal 2014	After Fiscal 2014
Contractual Obligations and FIN No. 48 Liability			*(in thousands)*		
Facilities Operating Lease Obligations	$ 25,064	$ 5,227	$ 6,966	$ 3,648	$ 9,223
Other Operating Lease Obligations	154	102	52	—	—
FIN No. 48 Liability	804	276	388	140	—
Total	$ 26,022	$ 5,605	$ 7,406	$ 3,788	$ 9,223

See Notes 9 and 10 to our consolidated financial statements for additional information related to our operating leases. As of March 31, 2009, we had no capital lease obligations.

Effective June 10, 2002, we entered into a credit facility with a commercial bank. The credit facility permitted the use of funds for general corporate purposes and the issuance of letters of credit up to a maximum of $10.0 million in the aggregate. As of March 31, 2009, the lender under our credit facility had issued letters of credit in favor of the beneficiaries under a number of our operating leases in the aggregate amount of $1.4 million. Upon a default, as defined in the respective office lease agreement, the applicable landlord has the right to draw upon its letter of credit in whole or in part. Interest under this facility, including interest on any amounts drawn under the letters of credit, is payable monthly at an annual rate of 1.25%. The credit facility is collateralized by our accounts receivable. Effective March 31, 2009, in light of our strong cash position, we elected to eliminate any borrowing capacity under the credit facility in excess of our existing outstanding letters of credit.

We expect working capital needs to increase in the foreseeable future in order for us to execute our business plan and growth strategies. We anticipate that operating activities, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products as well as repurchase our common stock in accordance with our stock repurchase program authorized by our Board in February 2008, and the payment of dividends.

We believe that our current cash and cash equivalents, marketable securities, and cash generated from operations will be sufficient to meet our anticipated cash requirements for working capital, capital expenditures, and dividends at least through fiscal 2010.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements with unconsolidated entities or related parties and, accordingly, there are no off-balance sheet risks to our liquidity and capital resources from unconsolidated entities.

Recently Issued Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," or SFAS No. 159. SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. SFAS No. 159 became effective for the Company as of April 1, 2008. We did not adopt the fair value measurement election provisions of the statement.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," or SFAS No. 141R. SFAS No. 141R, which replaces SFAS No. 141, requires that the acquisition method of accounting (which SFAS No. 141 called the "purchase method") be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R also requires that acquisition-related costs be recognized separately from the business combination. SFAS No. 141R will apply prospectively to business combinations for which the acquisition date is after fiscal years beginning on or after December 15, 2008.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Principles," or SFAS No. 162, which outlines the order of authority for the sources of accounting principles. SFAS No. 162 was effective November 15, 2008. The adoption of SFAS No. 162 did not have a material impact on our results of operations or financial condition.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," or FSP No. EITF 03-6-1. FSP No. EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share, or EPS, pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginnings after December 15, 2008. We will apply the provisions of FSP EITF 03-6-1 in fiscal 2010. We have not yet determined the impact that the implementation of FST EITF 03-6-1 will have on its results of operations or financial condition.

In November 2008, the FASB issued EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets," or EITF No. 08-7. EITF No. 08-7 discusses that when an entity acquired in a business combination or an asset acquisition an intangible asset that it did not intend to actively use, otherwise known as a defensive asset, the entity historically allocated little or no value to the defensive asset. However, with the issuance of SFAS No. 141(R) and SFAS No. 157 the entity must recognize a value for the defensive asset that reflects the asset's highest and best use based on market assumptions. Upon the effective date of both SFAS No. 141(R) and SFAS No. 157, acquirers will generally assign a greater value to a defensive asset than would typically have been assigned under SFAS No. 141. EITF No. 08-7 will be effective for the first annual reporting period beginning on or after December 15, 2008. EITF No. 08-7 will apply prospectively to business combinations for which the acquisition date is after fiscal years beginning on or after December 15, 2008.

In April 2009, the FASB issued FSP SFAS No. 141 (R), "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies," or FSP SFAS No. 141 (R). FSP SFAS No. 141 (R) amends and clarifies SFAS No. 141, "Business Combinations," in regards to the initial recognition and measurement, subsequent measurement and accounting, and disclosures of assets and liabilities arising from contingencies in a business combination. FSP SFAS No. 141 (R) applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of SFAS No. 5, "Accounting for Contingencies", if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in SFAS No. 141 (R). FSP SFAS No. 141 (R) will be effective for the first annual reporting period beginning on or after December 15, 2008. FSP SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is after fiscal years beginning on or after December 15, 2008.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of OPNET Technologies, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2009.

OPNET Technologies, Inc.

June 5, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Audit Committee and Stockholders of OPNET Technologies, Inc.

Bethesda, Maryland

We have audited the internal control over financial reporting of OPNET Technologies, Inc. and its subsidiaries (the "Company") as of March 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2009, of the Company and our report dated June 5, 2009, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

Deloitte & Touche LLP

McLean, Virginia

June 5, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Stockholders of OPNET Technologies, Inc.

Bethesda, Maryland

We have audited the accompanying consolidated balance sheets of OPNET Technologies, Inc. and its subsidiaries (the "Company") as of March 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OPNET Technologies, Inc. and its subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions effective April 1, 2007 to conform to Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty In Income Taxes.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 5, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

McLean, Virginia

June 5, 2009

CONSOLIDATED BALANCE SHEETS *(in thousands, except per share data)*

	March 31, 2009	March 31, 2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 90,990	$ 71,410
Marketable securities	999	7,451
Accounts receivable, net of $713 and $154 in allowance for doubtful accounts at March 31, 2009 and 2008, respectively	24,086	20,780
Unbilled accounts receivable	5,476	5,366
Inventory	722	319
Prepaid expenses and other current assets	4,043	3,627
Total current assets	**126,316**	**108,953**
Marketable securities	—	6,968
Property and equipment, net	13,984	10,884
Intangible assets, net	6,193	8,633
Goodwill	14,639	14,639
Deferred income taxes and other assets	4,932	3,461
Total assets	**$ 166,064**	**$ 153,538**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 485	$ 489
Accrued liabilities	11,561	8,555
Deferred and accrued income taxes	849	658
Deferred rent	364	326
Deferred revenue	30,223	28,722
Total current liabilities	**43,482**	**38,750**
Accrued liabilities	69	59
Deferred rent	2,571	1,762
Deferred revenue	2,910	1,772
Other income tax	527	550
Total liabilities	**49,559**	**42,893**
Commitments and contingencies (Note 9)		
STOCKHOLDERS' EQUITY:		
Common stock – par value $0.001; 100,000,000 shares authorized; 27,903,470 and 27,576,355 shares issued at March 31, 2009 and 2008, respectively; 20,658,514 and 20,407,123 shares outstanding at March 31, 2009 and 2008, respectively	28	28
Additional paid-in capital	93,292	89,878
Retained earnings	39,570	34,838
Accumulated other comprehensive (loss) income	(1,171)	160
Treasury stock – 7,244,956 and 7,169,232 shares at March 31, 2009 and 2008, respectively, at cost	(15,214)	(14,259)
Total stockholders' equity	**116,505**	**110,645**
Total liabilities and stockholders' equity	**$ 166,064**	**$ 153,538**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS *(in thousands, except per share data)*

	Year Ended March 31,		
	2009	**2008**	**2007**
REVENUES:			
New software licenses	$ 51,211	$ 38,838	$ 43,186
Software license updates, technical support and services	43,067	34,787	28,062
Professional services	28,601	27,721	23,882
Total revenues	**122,879**	**101,346**	**95,130**
COST OF REVENUES:			
New software licenses	3,536	1,035	638
Software license updates, technical support and services	4,665	4,514	3,264
Professional services	20,911	19,154	15,904
Amortization of acquired technology	2,172	1,486	723
Total cost of revenues	**31,284**	**26,189**	**20,529**
Gross profit	**91,595**	**75,157**	**74,601**
OPERATING EXPENSES:			
Research and development	30,791	27,471	21,688
Sales and marketing	42,533	39,357	34,133
General and administrative	11,857	11,747	10,994
Total operating expenses	**85,181**	**78,575**	**66,815**
Income (loss) from operations	**6,414**	**(3,418)**	**7,786**
Interest and other income, net	1,246	3,579	3,834
Income before provision (benefit) for income taxes	7,660	161	11,620
Provision (benefit) for income taxes	2,928	(372)	3,655
Net income	**$ 4,732**	**$ 533**	**$ 7,965**
Basic net income per common share	**$ 0.23**	**$ 0.03**	**$ 0.39**
Diluted net income per common share	**$ 0.23**	**$ 0.03**	**$ 0.38**
Basic weighted average common shares outstanding	20,296	20,342	20,358
Diluted weighted average common shares outstanding	20,581	20,621	21,206

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY *(in thousands)*

	Common Stock			Additional Paid in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares Issued	Shares Outstanding	Amount		Shares	Amount			
Balance, April 1, 2006	**26,738**	**20,194**	**$ 27**	**$ 80,591**	**6,543**	**$ (7,725)**	**$ 26,850**	**$ (345)**	**$ 99,398**
Net income							7,965		7,965
Foreign currency translation								758	758
Unrealized loss on marketable securities, net of tax								(19)	(19)
Total comprehensive income									8,704
Exercise of options	381	381		2,987					2,987
Employee stock purchase plan	85	85		753					753
Tax benefit from exercise of stock options				1,088					1,088
Restricted stock issuance, net of forfeitures	85	85		—					—
Purchase of treasury shares		(104)			104	(1,521)			(1,521)
Deferred compensation									
Stock based compensation expense				1,462					1,462
Balance, March 31, 2007	**27,289**	**20,641**	**27**	**86,881**	**6,647**	**(9,246)**	**34,815**	**394**	**112,871**
Net income							533		533
Foreign currency translation								147	147
Unrealized loss on marketable securities, net of tax								(381)	(381)
Total comprehensive income									299
Adoption of FIN No.48 – cumulative effect							(510)		(510)
Exercise of options	60	60		365					365
Employee stock purchase plan	121	121	1	988					989
Tax benefit from exercise of stock options				105					105
Restricted stock issuance, net of forfeitures	107	107							
Purchase of treasury shares		(522)			522	(5,013)			(5,013)
Stock based compensation expense				1,539					1,539
Balance, March 31, 2008	**27,576**	**20,407**	**28**	**89,878**	**7,169**	**(14,259)**	**34,838**	**160**	**110,645**
Net income							4,732		4,732
Foreign currency translation								(1,712)	(1,712)
Reversal of unrealized loss on marketable securities, net of tax								381	381
Total comprehensive income									3,401
Exercise of options	93	93		644					644
Employee stock purchase plan	151	151		1,123					1,123
Tax benefit from exercise of stock options				114					114
Restricted stock issuance, net of forfeitures	83	83							—
Purchase of treasury shares		(76)			76	(955)			(955)
Stock based compensation expense				1,533					1,533
Balance, March 31, 2009	**27,903**	**20,658**	**$ 28**	**$ 93,292**	**7,245**	**$ (15,214)**	**$ 39,570**	**$ (1,171)**	**$116,505**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(in thousands)*

	Year Ended March 31,		
	2009	**2008**	**2007**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 4,732**	**$ 533**	**$ 7,965**
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation and amortization	5,528	4,018	2,348
Loss on disposition of fixed assets	74	11	12
Provision for losses on accounts receivable	646	96	25
Deferred income taxes	(431)	(882)	50
Non-cash stock-based compensation expense	1,533	1,539	1,462
Changes in assets and liabilities:			
Accounts receivable	(3,926)	(942)	(9,944)
Inventory	569	(116)	—
Prepaid expenses and other current assets	(70)	1,315	(2,151)
Other assets	(434)	(49)	38
Accounts payable	(10)	213	(743)
Accrued liabilities	1,682	466	(762)
Accrued income taxes	(130)	(382)	512
Deferred revenue	2,638	7,187	6,728
Deferred rent	(248)	(78)	1,044
Excess tax benefit from exercise of stock options	(49)	(29)	(383)
Net cash provided by operating activities	**12,104**	**12,900**	**6,201**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of specified assets from Network Physics	—	(10,005)	—
Acquired technology	—	—	(366)
Purchase of property and equipment	(5,466)	(4,557)	(3,529)
Purchase of investments	(999)	(114,799)	(109,637)
Proceeds from sale/maturity of investments	14,800	156,615	72,155
Net cash provided by (used in) investing activities	**8,335**	**27,254**	**(41,377)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Acquisition of treasury stock	(955)	(5,013)	(1,521)
Payment of note payable	—	—	(150)
Excess tax benefit from exercise of stock options	49	29	383
Proceeds from exercise of stock options	644	365	2,987
Issuance of common stock under employee stock purchase plan	1,123	989	753
Net cash provided by (used in) financing activities	**861**	**(3,630)**	**2,452**
Effect of exchange rate changes on cash and cash equivalents	(1,720)	120	780
Net increase (decrease) in cash and cash equivalents	19,580	36,644	(31,944)
Cash and cash equivalents, beginning of year	71,410	34,766	66,710
Cash and cash equivalents, end of year	**$ 90,990**	**$ 71,410**	**$ 34,766**

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009, 2008, and 2007

1. Organization and Significant Accounting Policies

Organization.OPNET Technologies, Inc., (hereafter, the Company or OPNET), is a provider of software products and related services for managing networks and applications. The Company's software products address application performance management, network operations, capacity management and network research and development. The Company sells products to corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers. The Company markets software products and related services in North America primarily through a direct sales force and, to a lesser extent, several resellers and original equipment manufacturers. Internationally, the Company conducts research and development through a wholly-controlled subsidiary in Ghent, Belgium and markets software products and related services through wholly-owned subsidiaries in Paris, France; Mainz, Germany; Slough, United Kingdom; and Singapore; sales office in Beijing, China; third-party distributors; and value-added resellers. The Company is headquartered in Bethesda, Maryland and has domestic offices in Cary, North Carolina; Dallas, Texas; Santa Clara, California; and Nashua, New Hampshire.

Principles of Consolidation. The consolidated financial statements include the results of OPNET Technologies, Inc., its wholly-owned subsidiaries: OPNET Technologies SAS; OPNET Technologies Limited; OPNET Technologies, Pty. Ltd.; OPNET Analysis, Inc.; OPNET Technologies, GmbH; and OPNET Technologies Asia, Pte. Ltd., and its wholly-controlled subsidiary OPNET Technologies, BVBA. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, or GAAP, requires management to make estimates, judgments and assumptions. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. Significant items subject to such estimates, judgments, and assumptions include revenue recognition, the carrying amount and useful lives of long-lived assets, valuation allowances for accounts receivable and deferred tax assets, research and development tax credits, determination of uncertain tax position benefits under FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109", or FIN No. 48, software development costs, valuation of acquired intangible assets, valuation of stock based compensation, and loss contingencies, such as litigation, claims and assessments.

Cash and Cash Equivalents. Cash and cash equivalents consist of deposits in banks and all highly liquid investments with maturities of three months or less when purchased.

Marketable Securities. The Company has determined that all of its investments in marketable securities are marketable securities to be classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in stockholders' equity in the accompanying consolidated balance sheets under the caption "Accumulated other comprehensive income." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in the "Interest income" line item on the accompanying consolidated statements of operations. Realized gains and losses on available-for-sale securities are included in the "Interest and other income, net" line item on the consolidated statements of operations. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in the "Interest and other income, net" line item on the consolidated statements of operations.

As of March 31, 2009, the Company did not hold any auction rate securities, or ARS. As of March 31, 2008, the Company held ARS totaling $8.8 million at par value, which were classified as available for sale securities and long-term marketable securities on its consolidated balance sheet. The ARS were primarily collateralized by United States government-backed student loans and were rated AAA or AA. Historically, the carrying value of ARS approximated fair value due to the frequent resetting of the interest rates. With the liquidity issues experienced in the global credit and capital markets, the Company's ARS experienced failed auctions. While the Company continued to earn and receive interest on these marketable securities at the maximum contractual rate, the estimated fair value of these ARS no longer approximated par value. Based on the Company's analysis and its belief that the ARS were of high credit quality, it determined that the fair value of the ARS at March 31, 2008 was $8.4 million and recorded a temporary impairment charge of $381,000 in the year ended March 31, 2008. During the year ended March 31, 2009, the ARS were redeemed at par. As of March 31, 2009, all of the Company's ARS had been redeemed and, as of March 31, 2009 the Company did not hold any ARS and had no ARS impairment charges recorded on its balance sheet.

Supplemental Cash Flow Information.

	Year ended March 31,		
	2009	**2008**	**2007**
		(in thousands)	
CASH PAID DURING THE FISCAL YEAR FOR:			
Income taxes	$ 3,239	$ 768	$ 3,415
Interest paid	25	30	42
NON-CASH FINANCING AND INVESTING ACTIVITIES:			
Unrealized gain (loss) on marketable securities	381	(381)	(19)
Restricted stock issued	860	1,022	1,152
Accrued liability for the purchase of property and equipment	72	218	852
Tenant improvement allowance received from landlord	1,095	880	—

Advertising Expense. Advertising costs are expensed when incurred. Advertising expense for fiscal 2009, 2008, and 2007 was $389,000, $525,000, and $703,000, respectively.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents, marketable securities and accounts receivable. The Company generally does not require collateral on accounts receivable, as the majority of its customers are large, well-established companies or government entities.

The Company maintains its cash balances at several financial institutions. The Federal Deposit Insurance Corporation insures the bank accounts up to $250,000. Although balances exceed that amount, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash.

Fair Value of Financial Instruments. The fair value of the Company's cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued expenses approximates their respective carrying amounts.

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," or SFAS No. 157. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 157 effective April 1, 2008.

SFAS No. 157 requires disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered fair value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable inputs.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Software Development Costs. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. After technological feasibility has been established, any additional costs are capitalized in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Through March 31, 2009, software development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized to date.

Property and Equipment. Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, of five to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets, the non-cancelable term of the related lease, or the non-cancelable lease term plus all periods for which executive management believes that the failure to renew the lease imposes a penalty in an amount such that the renewal appears, at the inception of the lease, to be reasonably assured. Repairs and maintenance are expensed as incurred.

Intangible Assets. The Company accounts for its goodwill and intangible assets in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Its intangible assets consist of acquired technology related to its acquisitions of a software product for modeling voice communications in December 2003, Altaworks in October 2004, and purchased technology the Company purchased from RadView Software, Ltd. in December 2005, SQMworks, Inc. in April 2006, and the acquisition of specified assets of Network Physics, Inc. in October 2007. The Company's intangible assets also consist of customer relationships and acquired workforce assets it purchased from Network Physics, Inc. related to the purchase of specified assets of Network Physics in October 2007. The acquired and purchased technology are stated at the lower of unamortized cost or net realizable value and are amortized on a straight-line basis over their expected useful lives of three to five years. The Company's customer relationship and workforce intangible assets it purchased from Network Physics, Inc. are amortized on an accelerated basis over their expected useful lives of four and one-half years and five years, respectively. The Company uses the projected discounted cash flow method in valuing its acquired technology and purchased customer relationships using certain assumptions including revenue growth, cost levels, present value discount rate, and working capital requirements. The Company uses the lower of the amount of cash paid or the present value of projected discounted cash flows to value purchased technology. The workforce asset associated with the purchase of specified assets of Network Physics, Inc. was valued on a replacement cost basis. While the Company believes the assumptions used to value its acquired technology related to acquisitions are reasonable, actual results will likely differ from those assumptions. Future cash flows are subject to change for a variety of internal and external factors. The Company periodically reviews the value of acquired technology and purchased intangible assets for reasonableness in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." If changes in the Company's assumptions at the time of future periodic reviews indicate that the carrying value of its acquired technology and purchased intangible assets exceeds their fair value and it determines that carrying amounts can not be recovered, it would result in impairment losses. As of March 31, 2009 and 2008, intangible assets totaled $6.2 million and $8.6 million, net of accumulated amortization of $7.7 million and $5.3 million, respectively. There has been no impairment as of March 31, 2009 or 2008.

Goodwill. In accordance with SFAS No. 142, goodwill is not amortized but is tested for impairment annually during the Company's fourth quarter and whenever events and circumstances occur indicating that the asset might be impaired. The Company performed its annual impairment test of goodwill as of March 31, 2009 and 2008 and concluded that there was no goodwill impairment.

Valuation of Long-Lived Assets. In accordance with SFAS No. 144, the Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There has been no impairment as of March 31, 2009 or 2008.

Revenue Recognition. The Company derives revenue from three primary sources: (1) new software licenses, (2) software license updates, technical support and services, which include software license update, certain training provided and offered on a when-and-if available basis to customers, and technical support, and (3) professional services, which include consulting and custom training services for customers without a current maintenance agreement. The Company recognizes revenue based on the provisions of the American Institute of Certified Public Accountants Statement of Position, or SOP No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions," SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and the SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements."

New Software License Revenue

New software license revenue represents all fees earned from granting customers licenses to use the Company's software and excludes revenue derived from software license updates, which are included in software license updates, technical support and services revenue. The Company's new software license revenue consists of perpetual and term license sales of software products. For the year ended March 31, 2009, perpetual licenses represented approximately 93% of software license revenue. For the years ended March 31, 2008 and 2007, perpetual licenses represented approximately 97% of software license revenue. New software license revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the software has occurred, (iii) the software license fee is fixed or determinable, and (iv) collectibility is probable. The Company defines each of these four criteria as follows:

- **Persuasive evidence of an arrangement exists.** For license arrangements with end-users, it is the Company's customary practice to have a written software license agreement, which is signed by both the end user and the Company, and a purchase order or equivalent. A written contract can be executed based on the customer-specific format or on the standard "shrink wrap" software master license agreement. For those end users who have previously negotiated a software license agreement with the Company, the initial software license agreement is used as evidence of a written contract. Sales to distributors, resellers, and value-added resellers, which the Company collectively referred to as resellers, are primarily made outside of North America and are evidenced by a master reseller agreement governing the relationship, which is signed by both the reseller and the Company, together with a purchase order on a transaction-by-transaction basis. To further evidence an arrangement, our master reseller agreement requires that the reseller provide us copies of the end user's executed software master license agreements.

- **Delivery has occurred.** Physical delivery of the Company's software products to end users or resellers, which are collectively referred to as customers, is generally considered to have occurred upon the transfer of media containing the Company's software products to a common carrier (usually FOB shipping point based on standard agreement terms). Software products may also be delivered electronically to end users. Electronic delivery is deemed to occur after end users have been provided with access codes that allow them to take immediate possession of the software. If a software arrangement includes undelivered software products or services that are essential to the functionality of delivered software products, delivery is not considered to have occurred until these software products or services are delivered.

- **The fee is fixed or determinable.** It is the Company's policy to not provide customers the right to any adjustments or refund of any portion of their license fees paid, acceptance provisions, cancellation privileges, or rights of return. The Company's normal payment terms for its software products and services currently range from net 30 days to net 90 days and primarily vary based on the country in which an agreement is executed. Payments that extend beyond the Company's normal payment terms from the contract date but that are due within six months are generally deemed to be fixed or determinable based on its successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Arrangements with payment terms extending beyond six months are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due and payable.

- **Collectibility is probable.** Collectibility is assessed on a customer-by-customer basis. The Company typically sells to customers for whom there is a history of successful collection. New customers are subject to a credit review process that evaluates the customer's ability to pay. If the Company determines from the outset of an arrangement that collectibility is not probable, revenue is recognized as cash is collected.

In instances when any of the four criteria are not met, the Company defers recognition of software license revenue until the criteria are met. When the sale of the software product requires the Company to make significant enhancements, customization or modifications to the software that are essential to its functionality, software license revenue and consulting fees are recognized using contract accounting under SOP No. 81-1. The Company estimates the percentage-of-completion, under SOP No. 81-1, based on its estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amounts of software license revenue and professional services revenue under certain contracts and related expenses reported in the Company's consolidated financial statements. A number of internal and external factors can affect the Company's estimates to complete client engagements, including skill level and experience of project managers, staff assigned to engagements, and continuity and attrition level of professional services staff. Changes in the estimated stage of completion of a particular project could create variability in the Company's revenue and results of operations if it is required to increase or decrease previously recognized revenue related to a particular project or if it expects to incur a loss on the project.

Software License Update, Technical Support, and Services Revenue

Software license updates, technical support and services revenue represents fees associated with the sale of license updates, training, and technical support, all provided on a when-and-if-available basis (except for technical support) under the Company's maintenance agreement. Payments for software license updates, technical support and services on initial order or on renewal are generally made in advance and are non-refundable. License updates consist of the right to unspecified software updates on a when-and-if-available basis and are typically entered into in connection with the initial software license purchase. License updates, technical support and services may be renewed upon expiration of the term. Customers can purchase license updates separately from technical support and services. Revenue from license updates, technical support and services is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Revenue under multiple-element arrangements, which typically include new software licenses, consulting services, training and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to the Company vendor-specific objective evidence of fair value, or VSOE. This means that the Company defers revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training for customers without a current maintenance agreement, VSOE is based upon the rates charged for these services when sold separately.

If the Company is unable to establish VSOE for an undelivered postcontract customer support, or PCS, element, for example, in a two-year term license where the license term and PCS are coterminous and no PCS renewal period exists, all revenue is recognized ratably over the contract period. For income statement classification purposes, the Company's allocation methodology is based on VSOE of fair value for its professional services which is determined by the price charged when sold separately, and the contractually stated renewal rates for its PCS, generally 18% to 21% of the license fee paid, on perpetual licenses. The Company uses the residual method to allocate any remaining arrangement fee to new software license revenue.

Professional Services Revenue

Professional services revenue consists of fees from consulting services and training for customers without a current maintenance agreement and is recognized as the services are performed. When the Company enters into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. For income statement classification purposes, the Company has developed a revenue allocation methodology for these arrangements that is consistent with the residual method used, and described under SOP No. 97-2, when services are not essential to the functionality of the software. In these circumstances, revenue is allocated to the various elements of the arrangement based on the Company's VSOE of fair value and the residual amount is allocated to new software license revenue.

The Company sells new software licenses, license updates, technical support and services agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, the Company provides license updates, technical support and services agreements directly to distributors and the distributors provide support to the end customer. Revenue from sales to distributors is recorded at the amounts charged to the distributor and in the same manner as new software license, license updates, technical support and services sales sold through the Company's direct sales force. Amounts received in advance of revenue recognition are classified as deferred revenue.

Sales taxes and other taxes collected from customers and remitted to governmental authorities are presented on a net basis, and as such, are excluded from revenues.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the inability of its customers to make required payments and for the limited circumstances when the customer disputes the amounts due the Company. The Company's methodology for determining this allowance requires significant estimates. In estimating the allowance, the Company considers the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions.

Income Taxes. Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes", or SFAS No. 109 and FIN No. 48. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Under SFAS No. 109, deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse. Judgments and estimates are required in the calculation of the deferred tax assets, valuation allowance, research and development tax credits, and foreign tax credits.

FIN No. 48 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for these positions to be recognized in the financial statements. The Company continually reviews tax laws, regulations and guidance in order to properly record any uncertain tax positions.

Foreign Currency Transactions. Revenue and expenses denominated in foreign currencies are translated at the average exchange rates during the period. Gains or losses on foreign exchange transactions are reported in the consolidated statements of operations.

Foreign Currency Translation. The results of operations for the Company's international subsidiaries are translated from the designated functional currencies into United States dollars using average exchange rates during each period. Assets and liabilities are translated using exchange rates at the end of each period. Translation gains and losses are reported as a component of accumulated other comprehensive income in stockholders' equity.

Comprehensive Income. Certain revenues, expenses, gains and losses are recognized in comprehensive income but excluded from net income. Comprehensive income includes net income, foreign currency translation adjustments, and unrealized gains and losses on marketable securities.

Earnings per Share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares for all periods presented.

Stock-Based Compensation. The Company accounts for stock-based compensation given to employees in accordance with Financial Accounting Standards No. 123R, "Share-Based Payment," or SFAS No. 123R. SFAS No. 123R requires all share-based payments and nonvested shares (restricted stock) issued to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period.

Recently Issued Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," or SFAS No. 159. SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. SFAS No. 159 became effective for the Company as of April 1, 2008. The Company did not adopt the fair value measurement election provisions of the statement.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," or SFAS No. 141R. SFAS No. 141R, which replaces SFAS No. 141, requires that the acquisition method of accounting (which SFAS No. 141 called the "purchase method") be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R also requires that acquisition-related costs be recognized separately from the business combination. SFAS No. 141R will apply prospectively to business combinations for which the acquisition date is after fiscal years beginning on or after December 15, 2008.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Principles," or SFAS No. 162, which outlines the order of authority for the sources of accounting principles. SFAS No. 162 was effective November 15, 2008. The adoption of SFAS No. 162 did not have a material impact on the Company's results of operations or financial condition.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," or FSP No. EITF 03-6-1. FSP No. EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share, or EPS, pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginnings after December 15, 2008. The Company will apply the provisions of FSP EITF 03-6-1 in fiscal 2010. The Company has not yet determined the impact that the implementation of FST EITF 03-6-1 will have on its results of operations or financial condition.

In November 2008, the FASB issued EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets," or EITF No. 08-7. EITF No. 08-7 discusses that when an entity acquired in a business combination or an asset acquisition an intangible asset that it did not intend to actively use, otherwise known as a defensive asset, the entity historically allocated little or no value to the defensive asset. However, with the issuance of SFAS No. 141(R) and SFAS No. 157 the entity must recognize a value for the defensive asset that reflects the asset's highest and best use based on market assumptions. Upon the effective date of both SFAS No. 141(R) and SFAS No. 157, acquirers will generally assign a greater value to a defensive asset than would typically have been assigned under SFAS No. 141. EITF

No. 08-7 will be effective for the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141R will apply prospectively to business combinations for which the acquisition date is after fiscal years beginning on or after December 15, 2008. EITF No. 08-7 will apply prospectively to business combinations for which the acquisition date is after fiscal years beginning on or after December 15, 2008.

In April 2009, the FASB issued FSP SFAS No. 141 (R), "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies," or FSP SFAS No. 141 (R). FSP SFAS No. 141 (R) amends and clarifies SFAS No. 141, "Business Combinations," in regards to the initial recognition and measurement, subsequent measurement and accounting, and disclosures of assets and liabilities arising from contingencies in a business combination. FSP SFAS No. 141 (R) applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of SFAS No. 5, "Accounting for Contingencies", if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in SFAS No. 141 (R). FSP SFAS No. 141 (R) will be effective for the first annual reporting period beginning on or after December 15, 2008. FSP SFAS No. 141 (R) will apply prospectively to business combinations for which the acquisition date is after fiscal years beginning on or after December 15, 2008.

2. Stock-Based Compensation

The Company's Amended and Restated 2000 Stock Incentive Plan, or the 2000 Plan, provides for the granting of incentive and non-qualified stock options and restricted stock to purchase up to 5,539,742 shares of the Company's common stock. The number of shares available for issuance will automatically increase on the first trading day of each calendar year by an amount equal to the lesser of 3% of the shares of common stock outstanding on the last trading day of the preceding calendar year, or an amount determined by the Board of Directors, or the Board, not to exceed an annual increase of 1,000,000 shares. The Board of Directors voted not to increase the number of shares for issuance on the first trading day of calendar year 2009, 2008, or 2007. Options are granted for terms up to ten years and generally vest over periods ranging from one to six years from the date of the grant. Restricted stock granted to employees under this plan generally vests over one to four years from the date of the grant. Restricted stock granted to non-employees under this plan generally vests over six months from the date of the grant. New option grants and restricted stock grants are granted from new shares of the Company's common stock.

The Company's Amended and Restated 1993 Incentive Stock Option Plan, or the 1993 Plan, provides for the granting of incentive stock options to purchase up to 3,000,000 shares of common stock of the Company. Options are granted for terms of up to ten years, and generally vest over periods ranging from one to six years from the date of the grant. The Board approved a resolution to make no further grants for options or stock awards under the 1993 Plan upon approval of the 2000 Plan.

SFAS No.123R requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option plans, restricted stock grants, and employee stock purchase plans. The Company has elected to continue straight-line amortization of stock-based compensation expense for the entire award over the service period since the awards have only service conditions and graded vesting.

Excess tax benefits from the exercise of stock options are presented as a cash flow from financing activity. For fiscal 2009, 2008, and 2007, excess tax benefits from the exercise of stock options were $49,000, $29,000, and $383,000, respectively.

A summary of the total stock-based compensation expense for fiscal 2009, 2008 and 2007 is as follows:

	2009	2008	2007
		(in thousands)	
Stock options	$ 172	$ 482	$ 979
Restricted stock	917	611	253
ESPP shares	444	446	230
Total stock-based compensation	$ 1,533	$ 1,539	$ 1,462

A summary of the total nonvested stock-based deferred compensation at March 31, 2009 and 2008 is as follows:

	2009	2008
	(in thousands)	
Restricted stock	$ 1,633	$ 1,699
Stock options	—	162
ESPP shares	181	139
Total nonvested stock-based compensation	$1,814	$ 2,000

The deferred compensation associated with the nonvested restricted stock and ESPP shares at March 31, 2009 are expected to be recognized over a weighted average period of 1.1 years and 4 months, respectively.

Stock Options

The Company's stock option grants are accounted for as equity awards. The expense is based on the grant-date fair value of the options granted, and is recognized over the requisite service period.

A summary of the option transactions for fiscal 2009, 2008, and 2007 is as follows:

2009

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)	Aggregate Intrinsic Value (in thousands)	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	2,720,121	$ 10.79	—	$ 1,473	$ 7.56
Granted	—	—	—	—	—
Exercised	(92,648)	6.95	—	459	4.88
Forfeited or expired	(70,750)	12.45	—	3	8.90
Outstanding at end of period	2,556,723	10.89	2.94	1,283	7.62
Exercisable at end of period	2,556,723	10.89	2.94	1,283	7.62
Nonvested at end of period	—	—	—	—	—

2008

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)	Aggregate Intrinsic Value (in thousands)	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	2,841,065	$ 10.73	—	$ 1,405	$ 7.51
Granted	—	—	—	—	—
Exercised	(59,975)	6.08	—	256	4.23
Forfeited or expired	(60,969)	12.37	—	—	8.65
Outstanding at end of period	2,720,121	10.79	3.92	1,256	7.56
Exercisable at end of period	2,643,020	10.85	3.85	1,256	7.61
Nonvested at end of period	77,101	9.01	6.35	—	6.01

2007

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)	Aggregate Intrinsic Value (in thousands)	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	3,233,537	$ 10.37	—	$ 11,362	$ 7.31
Granted	30,000	13.25	—	8	3.90
Exercised	(381,153)	7.84	—	2,406	5.53
Forfeited or expired	(41,319)	10.78	—	113	7.30
Outstanding at end of period	2,841,065	10.73	4.91	9,092	7.51
Exercisable at end of period	2,649,614	10.80	4.71	8,356	7.65
Nonvested at end of period	191,451	9.67	7.68	735	5.68

During fiscal 2009, 76,451 stock options vested with a weighted average grant date fair value of $9.16.

To estimate the grant-date fair value of its stock options, the Company uses the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, the Company uses a U.S. Treasury Bond due in a number of years equal to the option's expected term. To determine expected volatility, the Company analyzes the historical volatility of its stock over the expected term of the option.

The Company did not grant any stock options during fiscal 2009 or fiscal 2008. The weighted average assumptions used to determine the grant-date fair value for stock options for fiscal 2007 are as follows:

	2007
Risk-free interest rate	5.02%
Expected dividend yield	0.00%
Expected life	2 years
Volatility factor	43%

Compensation cost for option grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant). Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. SFAS No. 123R also requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation. The impact on compensation cost due to changes in the expected forfeiture rate will be recognized in the period that they become known. All of the Company's stock options are fully vested. As a result, during the year ended March 31, 2009, the Company adjusted its expected forfeiture rate to reflect actual stock option forfeitures. The adjustment of the Company's forfeiture rate did not have a significant impact on the financial statements.

During fiscal 2009, 2008, and 2007, the Company received proceeds of approximately $644,000, $365,000, and $3.0 million, respectively, and issued 92,648, 59,972, and 381,153 shares of common stock, respectively, pursuant to employee exercises of stock options.

Restricted Stock

The Company's restricted stock grants are accounted for as equity awards. The expense is based on the price of the Company's common stock on the date the restricted stock award is granted, and is recognized on a straight-line basis over the requisite service period. The Company did not grant any restricted stock prior to February 2006. The Company's restricted stock agreements do not contain any post-vesting restrictions.

A summary of the restricted stock grants is as follows:

	2009	
	Restricted Stock Grants	Weighted Average Grant Fair Value
Nonvested at beginning of period	213,177	$ 11.07
Granted	87,070	10.27
Vested	(61,370)	11.55
Forfeited	(3,315)	10.85
Nonvested at end of period	**235,562**	**10.66**

	2008	
	Restricted Stock Grants	Weighted Average Grant Fair Value
Nonvested at beginning of period	127,213	$ 12.14
Granted	108,190	9.86
Vested	(21,586)	11.16
Forfeited	(640)	14.41
Nonvested at end of period	**213,177**	**11.07**

	2007	
	Restricted Stock Grants	Weighted Average Grant Fair Value
Nonvested at beginning of period	43,451	$ 9.39
Granted	88,958	13.48
Vested	(1,200)	13.44
Forfeited	(3,996)	11.67
Nonvested at end of period	**127,213**	**12.14**

Employee Stock Purchase Plan

The Company's 2000 Employee Stock Purchase Plan, or ESPP, provides all eligible employees to collectively purchase up to a total of 650,000 shares of its common stock. An employee may authorize a payroll deduction up to a maximum of 10% of his or her compensation during the plan period. The purchase price for each share purchased is the lesser of 85% of the closing price of the common stock on the first or last day of the plan period. The plan period for the ESPP ends on the last day of January and July of each year.

To estimate the fair value of shares issued under its ESPP, the Company uses the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an ESPP share at the beginning of the plan period based on the following: the price of the underlying stock on the first day of the plan period; the estimated dividend yield; a "risk-free" interest rate; the term of the plan period (six months); and the expected volatility. For the "risk-free" interest rate, the Company uses a U.S. Treasury Bond due in six months. To determine expected volatility, the Company analyzes the historical volatility of its stock over the 6 months prior to the first day of the plan period. The expense is calculated based on the difference between the fair market value of the shares purchased at the close of each plan period and the discounted price paid by the employee, and that expense is recognized on a straight-line basis over the plan period.

A total of 150,712, 120,295, and 84,072 shares of the Company's common stock were issued under the ESPP in fiscal 2009, 2008, and 2007, respectively. The issuance of the common stock resulted in proceeds to the Company of $1.1 million, $989,000, and $753,000, respectively.

The weighted average assumptions to determine the value for ESPP shares for fiscal 2009, 2008, and 2007 are as follows:

	Plan Period Starting February 2009	Plan Period Starting August 2008	Plan Period Starting February 2008	Plan Period Starting August 2007	Plan Period Starting February 2007	Plan Period Starting August 2006
Risk-free interest rate	0.39%	1.88%	2.15%	4.96%	5.16%	5.18%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected life	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years
Volatility factor	88%	42%	60%	49%	45%	48%

3.Marketable Securities and Cash Equivalents

The following table summarizes the composition of the Company's marketable securities at March 31, 2009 and 2008:

March 31, 2009

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value	Classification on Balance Sheet: Short-Term Investments	Classification on Balance Sheet: Long-Term Investments
			(in thousands)			
Corporate note	$ 999	$ —	$ —	$ 999	$ 999	$ —
Total marketable securities	**$ 999**	**$ —**	**$ —**	**$ 999**	**$ 999**	**$ —**

March 31, 2008

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value	Classification on Balance Sheet: Short-Term Investments	Classification on Balance Sheet: Long-Term Investments
			(in thousands)			
Auction rate securities	$ 8,800	$ —	$ (381)	$ 8,419	$ 1,451	$ 6,968
Municipal securities	6,000	—	—	6,000	6,000	—
Total marketable securities	**$ 14,800**	**$ —**	**$ (381)**	**$ 14,419**	**$ 7,451**	**$ 6,968**

The following table details the fair value measurements within the three levels of fair value hierarchy of the Company's financial assets, consisting of cash equivalents and marketable securities, at March 31, 2009:

	Total Fair Value At March 31, 2009	Fair Value Measurement at March 31, 2009 Using: Level 1	Level 2	Level 3
		(in thousands)		
Corporate note	$ 999	$ —	$ 999	$ —
Money market funds	79,231	79,231	—	—
Total	**$ 80,230**	$ 79,231	$ 999	$ —

At March 31, 2009, the Company grouped money market funds using a Level 1 valuation because market prices in active markets for identical assets were readily available. The per-share net asset value of the Company's money market funds has remained at a constant amount of $1.00 per share. Also, as of March 31, 2009, there were no withdrawal limits on redemptions for any of the money market funds that the Company holds. At March 31, 2009, the Company grouped the corporate note using a Level 2 valuation because it used quoted prices in active markets for similar assets to determine the fair value. The contractual maturity for the corporate note is July 2009. The Company did not group any financial assets using a Level 3 valuation at March 31, 2009.

The following table summarizes the activity for the Company's ARS measured at fair value using Level 3 inputs:

	ARS
	(in thousands)
Balance as of April 1, 2008	$ 8,419
Redemptions (at par)	(8,800)
Total gains and losses:	
Included in earnings (realized)	—
Reversal of unrealized loss included in accumulated other comprehensive income	381
Balance as of March 31, 2009	$ —

4. Acquisition of Specified Assets of Network Physics, Inc.

On October 19, 2007, the Company completed the acquisition of specified assets of Network Physics, Inc. (Network Physics). Pursuant to the asset purchase agreement, the purchase price totaled $10.0 million and was paid in cash from the Company's working capital. The Company accounted for the asset acquisition as the purchase of productive assets and followed the guidance in SFAS No. 141 to perform the purchase price allocation. The Company expensed $720,000 in transaction-related professional services costs during fiscal 2008 in connection with the asset acquisition. The Company has conducted a review and analysis of the purchase price. A summary of the assets acquired follows:

	March 31,2008	Amortization Method	Useful Life
	(dollars in thousands)		
Current assets	$ 45		
Property, plant and equipment	572	Straight-line	1-3 years
Acquired technology	7,827	Straight-line	5 years
Customer relationships	724	Double-declining balance	4.5 years
Acquired workforce	837	Double-declining balance	5 years
Total consideration	$ 10,005		

The assets acquired were recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations. The Company obtained valuation services from an independent company to assist in the Company's determination of the fair value of acquired intangibles and their remaining useful lives.

The Company's purchase of specified assets of Network Physics constituted the acquisition of productive assets and not the acquisition of a business under Emerging Issues Task Force, or EITF, 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business."

5. Intangible Assets and Goodwill

Intangible assets consisted of the following:

	At March 31, 2009	At March 31, 2008
	(in thousands)	
Acquired and purchased technology	$ 12,374	$ 12,374
Customer relationships	724	724
Acquired workforce asset	837	837
Total	**13,935**	**13,935**
Less: accumulated amortization	(7,742)	(5,302)
Intangible assets, net	**$ 6,193**	**$ 8,633**

Intangible assets associated with acquired and purchased technology consist of acquired technology related to the Company's acquisitions of a software product for modeling voice communications in December 2003, Altaworks in October 2004, purchased technology from RadView Software, Ltd. in December 2005, and SQMworks, Inc. in April 2006, and the purchase of technology from Network Physics in October 2007. Intangible assets associated with customer relationships and acquired workforce asset relate to the purchase of specified assets from Network Physics in October 2007. Acquired and purchased intangible assets resulted in amortization expense for fiscal 2009, 2008 and 2007 of $2.4 million, $1.7 million, and $723,000, respectively. Amortization expense from acquired and purchased technology and customer relationships is included in cost of revenue in the consolidated statements of operations. Amortization expense from the acquired workforce asset is included in research and development expenses in the consolidated statements of operations. The Company amortizes acquired and purchased technology on a straight-line basis over their expected useful lives of three to five years. The customer relationships and workforce assets that the Company purchased from Network Physics are amortized on an accelerated depreciation basis over their expected useful lives of four and one half years and five years, respectively. The Company currently expects future amortization expense attributable to these intangible assets of $1.8 million in fiscal 2010, $1.8 million in fiscal 2011, $1.8 million in fiscal 2012, and $833,000 in fiscal 2013.

Goodwill is primarily derived from the Company's acquisitions of Altaworks in October 2004, WDM NetDesign in January 2002, and NetMaker in March 2001. The Company made no adjustment to goodwill during fiscal 2009 or fiscal 2008.

6. Property and Equipment

Property and equipment consisted of the following at March 31, 2009 and 2008:

	2009	2008
	(in thousands)	
Computer equipment	$ 9,708	$ 8,371
Leasehold improvements	9,977	6,699
Construction in progress	30	237
Purchased software	4,159	4,094
Office furniture and equipment	1,758	1,656
Total	**25,632**	**21,057**
Less: accumulated depreciation	(11,648)	(10,173)
Property and equipment, net	**$ 13,984**	**$ 10,884**

Depreciation expense for fiscal 2009, 2008, and 2007 was $3.1 million, $2.4 million, and $1.6 million, respectively.

7. Accrued Liabilities

Accrued liabilities consisted of the following at March 31, 2009 and 2008:

	2009	2008
	(in thousands)	
Accrued compensation and bonuses	$ 6,504	$ 4,866
Accrued accounting and tax services	692	970
Accrued legal services	—	11
Accrued inventory	997	225
Other	3,368	2,483
Total	**$ 11,561**	**$ 8,555**

8. Income Taxes

The components of the provision for income taxes for the years ended March 31, 2009, 2008, and 2007, were as follows:

	2009	2008	2007
		(in thousands)	
CURRENT PROVISION:			
Federal	$ 2,164	$ 115	$ 2,471
State	744	13	785
Foreign	451	382	349
Total current provision	**3,359**	**510**	**3,605**
DEFERRED (BENEFIT) PROVISION:			
Federal	(320)	(748)	(28)
State	(88)	(131)	23
Foreign	(23)	(3)	55
Total deferred (benefit) provision	(431)	(882)	50
Total provision (benefit) for income taxes	**$ 2,928**	**$ (372)**	**$ 3,655**

At March 31, 2009 and 2008, the components of the Company's deferred tax assets and deferred tax liabilities were as follows:

	2009	2008
	(in thousands)	
DEFERRED TAX ASSETS:		
Accrued expenses	$ 1,544	$ 1,346
Deferred revenue	648	315
In-process research and development	138	158
Deferred rent	1,114	777
Research and development tax credit carryforward	1,188	1,483
Accelerated book amortization of acquired technology	1,463	960
Bad debt reserve	275	59
Federal net operating loss carryforward	12,941	12,995
Foreign net operating loss carryforward	82	73
Foreign tax credit carryforward	—	138
Deferred stock based compensation	864	808
Accelerated depreciation	—	128
Other temporary differences	17	29
Gross deferred tax assets	**20,274**	**19,269**
Less: valuation allowance	(13,289)	(13,289)
Total deferred tax asset	**6,985**	**5,980**
DEFERRED TAX LIABILITIES:		
Tax amortization of goodwill	(2,241)	(1,961)
Accelerated depreciation	(249)	—
Tax accounting for unbilled accounts receivable	(1,065)	(988)
Total deferred tax liabilities	**(3,555)**	**(2,949)**
Net deferred tax asset	**$ 3,430**	**$ 3,031**

SFAS No. 109 "Accounting for Income Taxes," or SFAS No. 109 requires that the Company assess the realizability of deferred tax assets at the end of each reporting period. These assessments generally consider several factors including the reversal of existing deferred tax asset temporary differences, projected future taxable income, tax planning strategies, and historical and future book income adjusted for permanent book to tax differences. As stated below, the Company has established a valuation allowance related to a portion of the deferred tax asset associated with the Altaworks transaction due to limitations under Section 382 of the Internal Revenue Code. The Company believes that it is more likely than not that the remaining net deferred tax asset of $3.4 million will be realized, based upon its history of profitability, estimates of future taxable income, and the period over which the tax benefits can be realized.

The provision for income taxes for fiscal 2009, 2008, and 2007 differs from the amount computed by applying the statutory United States Federal income tax rate to income before taxes as a result of the following:

	2009	2008	2007
Statutory United States Federal rate	34.0%	34.0%	34.0%
INCREASE (DECREASE) IN TAXES RESULTING FROM:			
State income taxes—net of Federal benefit	4.7	(7.0)	4.5
Nondeductible meals and entertainment	0.6	38.0	0.5
Nondeductible fines and penalties	—	3.6	0.1
Nondeductible stock compensation	2.0	93.9	0.1
Nondeductible expenses - other	0.1	4.3	0.1
Section 199 deduction	(2.4)	(10.2)	(0.6)
Tax credits	(7.1)	(209.3)	(6.2)
Provision to return true-ups (permanent items)	3.5	148.9	0.5
Foreign tax expense	2.4	(173.6)	—
Tax exempt income	—	(234.0)	(1.9)
Other	1.2	13.0	0.1
FIN No. 48	(0.4)	45.2	—
Changes to estimates	—	8.2	0.5
Foreign tax rate differential	(0.4)	14.5	(0.2)
Effective tax rate	**38.2%**	**(230.5)%**	**31.5%**

For fiscal 2009, the effective tax rate differed from the statutory tax rate principally due to state income taxes, differential in the United States and foreign tax rates, research and development credits and the domestic production activities deduction. The increase in the Company's effective tax rate in fiscal 2009 from fiscal 2008 was primarily due to the increase in its book income which diluted the impact of permanent differences as compared to the same periods in the prior fiscal year. The decrease in the Company's effective tax rate in fiscal 2008 from fiscal 2007 was primarily the result of a decrease in book income and an increase in permanent book to tax differences such as tax exempt interest income.

At March 31, 2009, the Company had a United States federal research and development tax credit carryforward of approximately $1.2 million and net operating loss carryforwards of approximately $38.2 million, which will expire in the years 2019 through 2024. At March 31, 2009, the Company's Singapore subsidiary had a foreign net operating loss carryforward of $454,000. The foreign net operating loss can be carried forward indefinitely under local tax legislation.

As part of the Altaworks Corporation acquisition, the Company received a federal net operating loss carryforward of approximately $38.8 million and a research and development credit carryforward of approximately $1.2 million. The related deferred tax assets amount to $14.4 million. These tax assets are subject to an annual limitation under Section 382 of the Internal Revenue Code. Because of the limitation imposed, management believes it is more likely than not that a portion of the assets will not be realized and has placed a valuation allowance of $13.3 million against that portion.

At March 31, 2009, the Company had cumulative undistributed earnings of foreign subsidiaries, for which no United States income or foreign withholding taxes have been recorded, of approximately $2.9 million, which have been reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes on the earnings of foreign subsidiaries, if remitted, would be partially offset by United States tax credits for foreign taxes already paid.

The total amount of gross unrecognized tax benefits as of April 1, 2008 was $838,000. Of this total, $808,000 represents the amount of unrecognized tax benefits (net of federal benefit on state issues) that, if recognized, would favorably affect the effective income tax rate in any future periods. At March 31, 2009, the gross unrecognized benefit was $804,000, $775,000 of which would favorably affect the effective income tax rate in future periods. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2009 and 2008 follows:

	(in thousands)
Unrecognized tax benefits at April 1, 2008	$ 838
Gross increases – current period tax positions	139
Lapse of statute of limitations	(159)
Foreign currency translation adjustment	(14)
Unrecognized tax benefits at March 31, 2009	**$ 804**

	(in thousands)
Unrecognized tax benefits at April 1, 2007	$ 810
Gross decreases – tax positions in prior period	(80)
Gross increases – current period tax positions	79
Foreign currency translation adjustment	29
Unrecognized tax benefits at March 31, 2008	**$ 838**

The following table summarizes the tax years that are either currently under audit or remain open under the statute of limitations and are subject to examination by the tax authorities in the most significant jurisdictions that the Company operates:

Australia	FY05 – FY08
Belgium	FY05 – FY08
France	FY06 – FY08
Germany	FY04 – FY08
United Kingdom	FY08
United States	FY06 – FY08
Maryland	FY04 – FY08
New York	FY07 – FY08

The Company's continuing practice is to recognize interest, if any, related to income tax matters in interest expense in its consolidated statements of operations and penalties as part of general and administrative expense in its consolidated statements of operations. During fiscal 2008, the Company recognized $6,000 in potential interest expense associated with uncertain tax positions. During fiscal 2009, the Company recognized $4,000 in potential interest expense associated with uncertain tax positions and reversed $17,000 associated with potential claims now barred by the statute of limitations. The total accrued interest and accrued penalties related to uncertain tax positions at March 31, 2009 was $13,000 and $2,000, respectively.

The Company believes it is reasonably possible that significant changes in the liability for uncertain tax positions will occur in the next twelve months as a result of final decisions related to the voluntary payments of its state and local income taxes and lapse of statute of limitations. In the aggregate, the Company believes the liability for uncertain tax positions could decrease by $276,000 in the next twelve months.

The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse. Judgments and estimates are required in the calculation of the deferred tax assets, valuation allowance, accrual of contingencies, research and development tax credits, and foreign tax credits.

9. Commitments and Contingencies

The Company's corporate office and principal facilities are located in Bethesda, Maryland and consist of approximately 82,000 square feet of office space held under two leases. The lease for 60,000 square feet expires on January 31, 2011, exclusive of renewal options. The lease provides for two five-year renewal options. The rent is subject to escalation based upon a consumer price index adjustment of up to 3% each year. The lease also requires the Company to maintain a security deposit of approximately $1.2 million in the form of a bank letter of credit, as discussed in Note 10, which is subject to annual reductions based upon meeting certain minimum financial requirements. The lease for 22,000 square feet expires on January 31, 2016, exclusive of renewal options. The lease provides for one five-year renewal option. The rent is subject to escalation based upon a consumer price index adjustment of up to 3% each year. The lease also requires the Company to maintain a security deposit of approximately $69,000 in the form of a bank letter of credit, as discussed in Note 10, which is subject to annual reductions based upon meeting certain minimum financial requirements.

In addition, the Company leases additional office space under non-cancelable operating leases. The leases for office space contain escalation clauses that provide for increased rentals based primarily on increases in real estate taxes, operating expenses, or the consumer price index. Total rent expense under all leases for fiscal 2009, 2008, and 2007 was $5.0 million, $4.5 million, and $3.8 million, respectively. At March 31, 2009, future minimum lease payments required under non-cancelable leases were as follows:

Year ending March 31,	*(in thousands)*
2010	$ 5,227
2011	4,829
2012	2,136
2013	1,959
2014	1,690
Thereafter	9,223
Total minimum lease payments	**$ 25,064**

The Company accounts for guarantees in accordance with FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. It also clarifies the requirements related to the recognition of liabilities by a guarantor at the inception of certain guarantees. The provisions related to recognizing a liability at inception of the guarantee do not apply to product warranties or indemnification provisions in the Company's software license agreements.

Under the terms of substantially all of the Company's license agreements, it has agreed to defend and pay any final judgment against its customers arising from claims against such customers that the Company's software products infringe the intellectual property rights of a third party. To date: i) the Company has not received any notice that any customer is subject to an infringement claim arising from the use of its software products, ii) the Company has not received any request to defend any customers from infringement claims arising from the use of its software products, and iii) the Company has not paid any final judgment on behalf of any customer related to an infringement claim arising from the use of its software products. Because the outcome of infringement disputes are related to the specific facts in each case, and given the lack of previous or current indemnification claims, the Company cannot estimate the maximum amount of potential future payments, if any, related to its indemnification provisions. However, the Company reasonably believes these indemnification provisions will not have a material adverse effect on its operating performance or financial condition. As of March 31, 2009, the Company has not recorded any liabilities related to these indemnifications.

The Company's standard license agreement includes a warranty provision for software products. The Company generally warrants for the first ninety days after delivery that the software shall operate substantially as stated in the then current documentation provided that the software is used in a supported computer system. The Company provides for the estimated cost of product warranties based on specific warranty claims, provided that it is probable that a liability exists and provided the amount can be reasonably estimated. To date, the Company has not had any material costs associated with these warranties.

The Company is involved in other claims and legal proceedings arising from its normal operations. The Company does not expect these matters, individually or in the aggregate, to have a material effect on its financial condition, results of operations, or cash flows.

10. Credit Agreements and Notes Payable

Effective June 10, 2002, the Company entered into a credit facility with a commercial bank. The credit facility permitted the use of funds for general corporate purposes and the issuance of letters of credit up to a maximum of $10.0 million in the aggregate. As of March 31, 2009, the lender under the credit facility had issued letters of credit in favor of the beneficiaries under a number of the Company's operating leases in the aggregate amount of $1.4 million. Upon a default, as defined in the respective office lease agreement, the applicable landlord has the right to draw upon its letter of credit in whole or in part. Interest under this facility, including interest on any amounts drawn under the letters of credit, is payable monthly at an annual rate of 1.25%. The credit facility is collateralized by the Company's accounts receivable. Effective March 31, 2009, the Company elected to eliminate any borrowing capacity under the credit facility in excess of its existing outstanding letters of credit.

11. Employee Benefit Plan

Effective August 1, 1993, the Company established a 401(k) retirement plan, or the Plan, covering all eligible employees, as defined. Eligible employees who are at least 21 years old may participate. Under the terms of the Plan, participants may defer a portion of their salaries as employee contributions. The Company makes matching contributions and may make discretionary and extra contributions. Employee contributions and extra contributions made by the Company are 100% vested immediately. In general, the Company's matching and discretionary contributions vest ratably over a five-year period. The Company's expense under this Plan for fiscal 2009, 2008, and 2007 was $1.4 millions, $1.3 million, and $1.1 million, respectively.

12. Earnings per Share

The following is a reconciliation of the amounts used in calculating basic and diluted net income per common share for fiscal 2009, 2008, and 2007:

	2009	2008	2007
	($ in thousands, except per share amounts)		
NET INCOME *(Numerator):*			
Basic and diluted net income	**$ 4,732**	**$ 533**	**$ 7,965**
SHARES *(Denominator):*			
Weighted average shares outstanding (basic)	20,296,165	20,342,426	20,357,530
Plus:			
Effect of other dilutive securities – options	237,212	253,542	831,709
Effect of other dilutive securities – restricted stock	47,589	24,819	16,310
Weighted average shares outstanding (diluted)	**20,580,966**	**20,620,787**	**21,205,549**
NET INCOME PER COMMON SHARE:			
Basic	**$ 0.23**	**$ 0.03**	**$ 0.39**
Diluted	**$ 0.23**	**$ 0.03**	**$ 0.38**

The weighted average diluted shares outstanding is not affected during any period where the exercise price of a stock option is greater than the average market price. Options for the purchase of 1,745,390, 1,826,054 and 469,600 common shares were excluded from the weighted average diluted shares outstanding for fiscal 2009, 2008, and 2007, respectively, because their effect was anti-dilutive.

13. Treasury Stock

On January 31, 2005, the Company announced that the Board had authorized the repurchase of up to 1,000,000 shares of the Company's common stock from time to time on the open market or in privately negotiated transactions. On February 4, 2008, the Company announced that the Board had authorized the repurchase of an additional 1,000,000 shares of the Company's common stock under the stock repurchase program. This stock repurchase program does not have a specified termination date. Any repurchased shares will be available for use in connection with the Company's stock plans or other corporate purposes. The Company expended $955,000, $5.0 million, and $1.5 million to purchase 75,724, 521,849, and 104,000 shares during fiscal 2009, 2008, and 2007, respectively, at an average price of $12.61, $9.61, and $14.62.

Restricted stock shares withheld from employees to satisfy the minimum statutory withholding obligations with respect to the income recognized by these employees upon the vesting of their restricted stock shares during the year are included in these totals.

As of March 31, 2009, the Company had repurchased 1,111,411 shares of common stock under the stock repurchase program.

14. Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, and net unrealized (losses)/gains on marketable securities. The components of comprehensive income for fiscal 2009, 2008, and 2007, net of tax, are as follows:

	2009	2008	2007
		(in thousands)	
Net income	$ 4,732	$ 533	$ 7,965
Foreign currency translation adjustments	(1,712)	147	758
Net unrealized gains (losses) on marketable securities	381	(381)	(19)
Total comprehensive income	**$ 3,401**	**$ 299**	**$ 8,704**

Accumulated other comprehensive (loss) income includes foreign currency translation adjustments and net unrealized (losses)/gains on marketable securities. The components of accumulated other comprehensive (loss) income at March 31, 2009 and 2008, net of tax, are as follows:

	2009	2008
	(in thousands)	
Foreign currency translation adjustments	(1,171)	541
Net unrealized losses on marketable securities	—	(381)
Total accumulated other comprehensive (loss) income	**$ (1,171)**	**$ 160**

15. Business Segment and Geographic Area Information

The Company operates in one industry segment, the development and sale of computer software programs and related services. The chief operating decision maker evaluates the performance of the Company using one industry segment. For the years ended March 31, 2009, 2008, and 2007, revenue from transactions with United States government agencies was approximately 35%, 41%, and 43% of total revenue, respectively. No single customer accounted for 10% or more of revenue for fiscal 2009, 2008 or 2007. In addition, there was no country, with the exception of the United States, where aggregate sales accounted for 10% or more of total revenue. The Company's assets were primarily held in the United States for fiscal 2009, 2008, and 2007.

Revenue by geographic destination and as a percentage of total revenue for fiscal 2009, 2008, and 2007 were as follows:

	2009	2008	2007
		(in thousands)	
GEOGRAPHIC AREA BY DESTINATION			
United States	$ 96,896	$ 80,840	$ 75,071
International	25,983	20,506	20,059
	$122,879	**$101,346**	**$ 95,130**
GEOGRAPHIC AREA BY DESTINATION			
United States	78.9%	79.8%	78.9%
International	21.1	20.2	21.1
	100.0%	**100.0%**	**100.0%**

16. Valuation and Qualifying Accounts

The following table sets forth activity in our valuation accounts:

	Balance at Beginning of Period	Charges to Expenses	Deductions (1)	Balance at End of Period
		(in thousands)		
ACCOUNTS RECEIVABLE RESERVE ACCOUNT:				
Year ended March 31, 2009	$ 154	$ 646	$ (87)	$ 713
Year ended March 31, 2008	$ 133	$ 96	$ (75)	$ 154
Year ended March 31, 2007	$ 140	$ 25	$ (32)	$ 133
DEFERRED TAX VALUATION ACCOUNT:				
Year ended March 31, 2009	$ 13,289	$ –	$ –	$ 13,289
Year ended March 31, 2008	$ 13,289	$ –	$ –	$ 13,289
Year ended March 31, 2007	$ 13,289	$ –	$ –	$ 13,289

(1) Deductions represent write-offs of accounts receivable previously reserved and adjustments to reflect accounts receivable at net realizable value.

17. Quarterly Financial Data (Unaudited)

Year Ended March 31, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(in thousands, except per share data)		
Revenue	$ 30,094	$ 32,358	$ 31,515	$ 28,912
Gross profit	22,238	24,527	23,630	21,200
Income (loss) from operations	945	3,121	2,832	(484)
Net income (loss)	807	2,034	1,962	(71)
Basic net income (loss) per common share	$ 0.04	$ 0.10	$ 0.10	$ (0.00)
Diluted net income (loss) per common share	$ 0.04	$ 0.10	$ 0.10	$ (0.00)
Basic weighted average common shares outstanding	20,209	20,278	20,315	20,384
Diluted weighted average common shares outstanding	20,444	20,682	20,652	20,384

Year Ended March 31, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(in thousands, except per share data)		
Revenue	$ 23,332	$ 24,991	$ 26,017	$ 27,006
Gross profit	17,474	19,026	19,091	19,566
(Loss) income from operations	(59)	211	(2,346)	(1,224)
Net income (loss)	647	1,301	(1,312)	(103)
Basic net income (loss) per common share	$ 0.03	$ 0.06	$ (0.06)	$ (0.00)
Diluted net income (loss) per common share	$ 0.03	$ 0.06	$ (0.06)	$ (0.00)
Basic weighted average common shares outstanding	20,516	20,409	20,273	20,200
Diluted weighted average common shares outstanding	21,180	20,926	20,273	20,200

18. Interest and Other Income, Net

The components of interest and other income, net, for fiscal 2009, 2008, and 2007 were as follows:

	2009	2008	2007
		(in thousands)	
Interest income	$ 1,004	$ 3,646	$ 3,825
Interest expense	(25)	(30)	(26)
Other income	267	—	38
Other expense	—	(37)	(3)
Interest and other income, net	**$ 1,246**	**$ 3,579**	**$ 3,834**

19. Subsequent Event

On May 13, 2009, the Board approved a quarterly cash dividend in the amount of $0.09 per share, which will be paid on June 29, 2009 to stockholders of record as of the close of business on June 15, 2009.

The declaration of cash dividends in the future is subject to final determination each quarter by the Board based on a number of factors, including the Company's financial performance and available cash resources, its cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for the Company. The Board may decide that future dividends will be in amounts that are different than the amount described above or may decide to suspend or discontinue the payment of cash dividends altogether.

CORPORATE INFORMATION

Directors



Marc A. Cohen
Chairman of the Board and Chief Executive Officer



Alain J. Cohen
President and Chief Technology Officer



Steven G. Finn, Ph.D.
Principal Research Scientist and Lecturer Massachusetts Institute of Technology



Ronald W. Kaiser
Independent Director



William F. Stasior
Senior Chairman Booz Allen Hamilton, Inc.

Annual Meeting

The Annual Meeting of Stockholders will be held on Monday, September 14, 2009 at OPNET Corporate Headquarters, 7255 Woodmont Avenue, Bethesda, Maryland 20814.

Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge upon request by contacting OPNET Investor Relations or by visiting our Web site.

Market Information

Our common stock trades on the Nasdaq National Market under the symbol "OPNT." The following table sets forth, on a per share basis, for the indicated periods, the high and low sale prices of our common stock as reported by the Nasdaq National Market.

Quarterly Common Stock-Price for the Years Ended March 31

	2009		2008	
Quarter ended	**High**	**Low**	**High**	**Low**
June 30	$ 10.50	$ 7.84	$ 14.17	$ 9.90
September 30	14.39	8.02	11.92	9.41
December 31	12.80	8.48	12.89	8.07
March 31	10.81	7.37	9.50	7.52

On May 13, 2009, the Board approved a quarterly cash dividend in the amount of $0.09 per share, which will be paid on June 29, 2009 to stockholders of record as of the close of business on June 15, 2009.

The declaration of cash dividends in the future is subject to final determination each quarter by the Board based on a number of factors, including our financial performance and available cash resources, our cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for us. The Board may decide that future dividends will be in amounts that are different than the amount described above or may decide to suspend or discontinue the payment of cash dividends altogether.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return on the Common Stock of the Company from March 31, 2004 to March 31, 2009 with the cumulative total return of (i) the NASDAQ National Market and (ii) the NASDAQ Computer & Data Processing Index. The graph assumes the investment of $100.00 on March 31, 2004 in the Company's Common Stock, the NASDAQ National Market, and the NASDAQ Computer & Data Processing Index, and in each case assumes that any dividends are reinvested.

Comparison of 5 Year Cumulative Total Return*

Among OPNET Technologies, Inc., The NASDAQ Composite Index, and The NASDAQ Computer & Data Processing Index


160
120
80
40
0
3/04
3/05
3/06
3/07
3/08
3/09
OPNET Technologies, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

* $100 invested on 3/31/04 in stock or index-including reinvestment of dividends. Fiscal year ending March 31.

Executive Officers

Marc A. Cohen
Chairman of the Board
and Chief Executive Officer

Alain J. Cohen
President
and Chief Technology Officer

Mel F. Wesley
Vice President
and Chief Financial Officer

Investor Relations

Mel F. Wesley
ir@opnet.com

Independent Auditor

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102

Transfer Agent

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
Plaza Level
New York, NY 10038

Legal Counsel

Cooley Godward Kronish LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, Virginia 20190

Corporate Headquarters

OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, MD 20814
(240) 497-3000
ir@opnet.com

www.opnet.com
NASDAQ: OPNT

Making Networks and Applications Perform®

OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, Maryland 20814, USA
phone: (240) 497-3000
email: info@opnet.com

Investor Relations
ir@opnet.com

www.opnet.com